UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

03033872

~~FORM 10-K~~ A/RS

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-06516

DATASCOPE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**13-2529596**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
14 Philips Parkway Montvale, New Jersey	**07645**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (201) 391-8100

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

(Title of Class)

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes ☒ No☐

The aggregate market value of the common stock held by non-affiliates of the registrant as of December 31, 2002 was approximately $309 million. As of September 12, 2003, there were 14,770,541 outstanding shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934 is incorporated by reference in Items 10 through 13 of Part III of this Form 10-K.

Table of Contents

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PART I

This Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology. These statements appear in a number of places in this Report on Form 10-K and include statements regarding our intent, belief or current expectations that relate to, among other things, trends affecting our financial condition or results of operations and our business and strategies. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. Forward-looking statements speak only as of the date the statement is made. Readers are cautioned that these forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of many important factors. Many of these important factors cannot be predicted or quantified and are outside of our control, including competitive factors, changes in government regulation and our ability to introduce new products. The accompanying information contained in this Report on Form 10-K, including, without limitation, the information set forth below under Item 1 regarding the description of our business and under Item 7 concerning "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies additional important factors that could cause these differences. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied in this Report on Form 10-K will not be realized. All subsequent written and oral forward-looking statements attributable to us or persons acting for or on our behalf are expressly qualified in their entirety by this section.

Item 1. *Business.*

Summary

Datascope Corp. is a diversified medical device company that manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, anesthesiology, emergency medicine and critical care. We have four product lines that are aggregated into two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts. Operating data for each segment for the last three fiscal years is set forth in footnote 9 to the Consolidated Financial Statements. Our products are distributed worldwide by direct sales employees and independent distributors. Originally organized as a New York corporation in 1964, we reincorporated in Delaware in 1989.

Below is a summary of our four product lines:

- ***Cardiac Assist.*** We are a leader and pioneer in intra-aortic balloon (IAB) counterpulsation therapy and products including IAB pumps and catheters. The intra-aortic balloon system is used for the treatment of high-risk cardiac conditions resulting from ischemic heart disease and heart failure. Patients experiencing acute coronary syndromes such as acute myocardial infarction, cardiogenic shock and unstable angina may require IAB therapy to support and stabilize their cardiac status. IAB therapy is also used for high-risk patients who require revascularization procedures such as percutaneous coronary interventions (PCI) or coronary artery bypass procedures including both on-pump and off-pump techniques.
- ***Patient Monitoring.*** We manufacture and market a broad line of physiological monitors designed to provide for patient safety and management of patient care. We offer a full line of monitoring solutions from hand-held pulse oximetry devices to acute care monitors designed to meet the demands of today's rapidly changing health care environment. These monitors are used in operating rooms, emergency departments, critical care units, post-anesthesia care units and recovery rooms, intensive care units and labor and delivery rooms.
- ***Interventional Products (formerly Collagen Products).*** Our products are used to seal arterial puncture wounds after angiography and other interventional procedures relying upon access to the body via the femoral artery. We manufacture and sell the VasoSeal line of vascular sealing devices. We recently changed the name of our Collagen Products Division to the Interventional Products Division. The new

name reflects our objective to broaden the division's product portfolio to include new products for interventional cardiology and interventional radiology that are not collagen based.

- ***Vascular Grafts.*** Our InterVascular subsidiary markets and sells a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery. Vascular grafts are used to replace diseased arteries. InterVascular also distributes peripheral vascular stents. Stents are used to treat vascular disease non-surgically.

The following table shows the percentage of sales by major product line as a percentage of total sales for the last three years:

	Fiscal Year Ended June 30,		
	2003	2002	2001
Patient Monitoring	42%	39%	35%
Cardiac Assist	36%	36%	38%
Interventional Products	13%	17%	19%
Vascular Grafts	9%	8%	8%

Glossary: **We have prepared this short glossary to help you understand our product lines.**

Angioplasty is the reconstruction of blood vessels, usually damaged by atherosclerosis. If the arteries in question are in the heart, a coronary bypass operation may be recommended. However, the nonsurgical method of balloon angioplasty is often employed, especially when only one vessel is blocked.

Balloon Angioplasty, also known as percutaneous transluminal coronary angioplasty (PTCA), is a nonsurgical method of clearing coronary and other arteries blocked by atherosclerotic plaque, fibrous and fatty deposits on the walls of arteries. A catheter with a balloon-like tip is threaded up from the arm or groin through the artery until it reaches the blocked area. The balloon is then inflated, flattening the plaque and increasing the diameter of the blood vessel opening. The arterial passage is thus widened or dilated. Balloon angioplasty has evolved to include direct coronary stenting in greater than 70% of angioplasty procedures to prevent recoil or abrupt closure of the artery post dilatation.

Hemostasis is the stopping of bleeding, either by physiological properties of coagulation and vasoconstriction or by surgical or mechanical means.

Below is a more detailed description of our product lines:

Cardiac Assist. We are a leader and pioneer in intra-aortic balloon counterpulsation therapy and products. Counterpulsation therapy is used to support and stabilize heart function. This therapy increases the heart's output and the supply of oxygen-rich blood to the heart's coronary arteries while reducing the heart muscle's workload and its oxygen demand. Intra-aortic balloons and pumps are used in counterpulsation therapy for high-risk cardiac patients suffering from ischemic heart disease and heart failure. These products and therapy may be used before or during coronary artery bypass grafting or percutaneous transluminal coronary angioplasty procedures for hemodynamic support. We produce a line of disposable intra-aortic balloon catheters that serve as the pumping device within the patient's aorta. We introduced the first balloon catheter capable of percutaneous insertion. This innovation eliminated the need for surgical insertion. As a result, the market for cardiac assist products expanded from open-heart surgery to interventional cardiology. We continue to advance our cardiac assist technology and to introduce new products.

Intra-Aortic Balloon Pumps

We manufacture and market the following intra-aortic balloon pumps, or IABPs:

In August 2003, we launched our newest pump, the CS100. The CS100 with IntelliSync™, a new proprietary software program, represents a major technological leap in the field of Intra-Aortic Balloon Counterpulsation. This new pump matches intelligence, automation and speed of delivery in a sophisticated algorithm that will adapt automatically to changing conditions. The result is continuous, consistent support for the patient.

Product	Features	Significant Developments
System 98XT	• CardioSync® 2 software with improved algorithms to provide enhanced counterpulsation therapy • Faster pneumatics • Further reduction in required user intervention	• Japanese market introduction in July 2001 • United States and European market introduction in December 2000
System 98	• Larger display • Better automation • Features make balloon pumping therapy simpler to administer and faster to initiate	• Approval to distribute in Japan received in March 1999 • Distribution began in 1998 in the United States and European Union
System 97e	• Uses CardioSync Software, which assists as many heartbeats as possible in the presence of complex heart rhythms • Beat-to-beat support can be optimized with minimal user intervention • Built-in modem • Contains diagnostic software, which enables the unit to be serviced by modem	• Worldwide distribution began in 1998 • Introduced in 1997 at the European Society of Cardiology Conference

Intra-Aortic Balloon Catheters

We manufacture a broad line of disposable intra-aortic balloon catheters for use with intra-aortic balloon pumps in support of counterpulsation therapy.

In February 2002, we launched our Fidelity™ intra-aortic balloon catheter. We believe that Fidelity provides superior performance to all other 8 French ("Fr.") catheters in the market. Fidelity also offers the largest central lumen (0.030") for consistent, clear arterial waveforms which results in better delivery of counterpulsation therapy for the patient and easier patient management for the healthcare provider. A new polymer design enables Fidelity to insert easily and navigate tortuous anatomies. Once inserted, physicians have the longest insertable length available on the market to ensure optimal balloon placement. Fidelity is available in 25cc, 34cc and 40cc balloon volumes.

The Profile™ 8 Fr., launched in July 1998, was the first true 8 Fr. intra-aortic balloon catheter. The folded balloon membrane diameter is the same as the diameter of the catheter itself. Prior to introduction of the Profile 8 Fr., there was not an intra-aortic balloon catheter available that was small enough to fit through a standard 8 Fr. (2.64 mm) sheath used for the angioplasty/stent procedure. Use of the Profile 8 Fr. reduces possible vascular complications when compared to larger catheters. The Profile 8 Fr. can also be inserted without a sheath. This combination of sheathless insertion and smaller sized catheter (8 Fr.) reduces the cross sectional area occupied by the catheter in the artery. This reduction results in less obstruction to blood flow around the outside of the catheter and a potential reduction in ischemic complications.

In addition, we manufacture a complete line of intra-aortic balloon catheters to accommodate counterpulsation therapy in both the adult and pediatric population. We are also the manufacturer of catheters available for pediatric patients in the 2.5cc, 5cc, 7cc, 12cc and 20cc volumes. Our 9.5 Fr. intra-aortic balloon catheters are available in 25cc, 34cc and 40cc volumes. A 50cc volume is also available for patients who are taller than 6 feet.

Clinical Support. We provide the following clinical and educational services to our customers:

- Telemedicine via our PC-IABP products which offers remote pump monitoring
- 24 hour, 7 days a week clinical support
- On-site training and education for all personnel involved with patient care; over 30,000 clinicians are trained by our clinical staff annually
- Comprehensive educational materials for hospital staff, patient and family
- Consultative services to help hospitals maximize the goals of counterpulsation therapy within the hospital network
- The Benchmark® Registry—a comprehensive registry database to assist hospitals worldwide in tracking and comparing outcomes of counterpulsation therapy administered to their patients. This enables our customers to demonstrate and measure the clinical benefits of the therapy. We believe that we are the only supplier offering a comprehensive, centralized repository of global IABP information

Markets, Sales and Competition. Our cardiac assist products are sold primarily to major hospitals with open-heart surgery and balloon angioplasty facilities and community hospitals with cardiac catheterization laboratories. Our cardiac assist products have been sold, to a growing degree, to the broader range of community hospitals, where counterpulsation therapy is used for temporary support to the patient's heart prior to transport to a major hospital center where definitive procedures, such as balloon angioplasty or open-heart surgery, can be conducted. Our main competitor for cardiac assist products is Arrow International, Inc.

Patient Monitoring. We manufacture and market a broad line of physiological monitors and other related products designed to provide for patient safety and management of patient care. Our monitors are capable of continuous and simultaneous measurement of many different vital signs. Our monitors are used in operating rooms, emergency rooms, critical care units, post-anesthesia care units and recovery rooms, intensive care units and labor and delivery rooms.

Patient Monitors

Our line of patient monitors and their significant features are as follows:

Passport 2®

- Portable and bedside monitor with color or monochrome display and 6 traces
- Optional View 12 ECG Analysis module provides continuous 12-lead ECG interpretation with ST and arrhythmia analysis
- Built-in power supply
- Fold-away bed rail hook, battery and lightweight design ensures convenient portability
- Specialized graph trend of heart rate, respiration and pulse oximetry for neonatal applications
- Oridion Microstream®[1] CO_2 with unique FilterLines®[1] that adapt to any patient for easy CO_2 monitoring
- Optional dual-trace, integrated recorder
- Masimo SET®[2] or Nellcor®[3] Oxismart®[3] pulse oximetry
- Telemetry or hardwire communications to our central stations
- Anesthetic gas analysis through the Gas Module SE

---

1 Microstream and FilterLines are registered trademarks of Oridion Medical Ltd.
2 Masimo SET is a registered trademark of Masimo Corporation.
3 Nellcor, Oxismart and OxiMax are registered trademarks of Nellcor Puritan Bennett Inc.

Spectrum™

- Powerful, portable bedside monitor built for performance and function
- Large, bright 12.1" high-resolution color display with up to 8 traces
- Advanced functions for acute care areas such as cardiac output and hemodynamic calculations
- Optional View 12 ECG Analysis module provides continuous 12-lead ECG interpretation with ST and arrhythmia analysis
- Available standard with Masimo SET pulse oximetry or with optional Nellcor Oxismart pulse oximetry
- Communicates with our central stations via telemetry or direct connections
- Anesthetic gas analysis with automatic 5-agent ID with the Gas Module SE
- Oridion Microstream technology ensures fast CO_2 results with lightweight FilterLines

Trio™

- Portable, lightweight, compact monitor
- Ergonomically designed fold-away handle with built-in bed rail hook
- 8.4" high resolution color display with 4 traces
- Standard parameters include 3 or 5-lead ECG, NIBP, SpO_2, respiration, and temperature
- Full graphic and list trends of all monitored parameters with event markers
- Built-in power supply
- Masimo SET or Nellcor OxiMax®[3] pulse oximetry
- Optional two-trace, integral recorder
- Sealed lead acid or lithium ion battery

PatientNet®[4]

- Central Station Monitoring system displays up to 16 patients on a single monitor
- Telemetry system is WMTS (Wireless Medical Telemetry Service) compliant, operating on a dedicated hospital telemetry bandwidth in the 608-614 MHz range
- Can support both instrument and ambulatory patient telemetry
- Compatible with our Spectrum and Passport monitors
- Patient information may be exported to hospital and clinical information systems
- Employs access point technology which reduces the number of antenna required in older systems
- SiteLink®[4] option lets users view information on patients many miles away. This option allows for long distance consultation by clinicians at different hospital locations

Accutorr Plus®

- First non-invasive blood pressure monitor with an integrated patient database that automatically records up to 100 patient measurements
- Measures pulse oximetry (or blood oxygen saturation), temperature and heart rate
- Optional recorder module
- Optional Masimo SET or Nellcor Oxismart pulse oximetry
- Long life lithium ion battery technology for up to 8 hours run time

Gas Module SE

- Anesthetic gas measurement subsystem
- Monitors CO_2, oxygen, nitrous oxide and all 5 inhalated anesthetic gases
- Interfaces with the controls and displays of the Passport 2 monitor, for use in the growing out-patient surgery market
- Interfaces with the controls and displays of the Spectrum or Passport 2 monitors, for use in main hospital operating rooms

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4 PatientNet and SiteLink are registered trademarks of GE Medical System Information Technologies.

***Anestar*™**

- An advanced, state-of-the-art anesthesia delivery system
- Easy to use touch screen interface
- Volume and pressure ventilation for adults and pediatrics
- A unique integrated heated breathing system eliminates potential for leaks, condensation and rainout
- Fresh gas decoupling and automatic compliance compensation
- Low flow capabilities reduce cost of ownership
- Designed and built to provide reliable service
- Compatible with Passport, Spectrum and Gas Module components

Significant Developments

In the past several years, we have expanded our patient monitoring product line:

- Submitted for FDA 510(k) clearance of Trio in August 2003
- Received FDA 510(k) clearance for cardiac output, calculations and pulmonary artery wedge pressure addition to Spectrum in September 2003
- Began international and U.S. shipments of Spectrum in the third quarter of fiscal 2003
- Began international shipments of Trio in the third quarter of fiscal 2003
- Began U.S. shipment of View 12 ECG Analysis Module for the Passport 2 in the first quarter of 2003
- Began International shipments of ViewPoint™ central station in the first quarter of 2003
- Submitted for FDA 510(k) clearance of ViewPoint Ambulatory Telemetry in June 2003
- Received FDA 510(k) clearance to market the View 12 ECG Analysis Module in September 2002
- Began shipment of Anestar anesthesia delivery system in January 2002
- Began U.S. shipment of PatientNet Central Stations in the second quarter of fiscal 2001 and international shipments in the fourth quarter of fiscal 2001
- Began shipment of Lithium Ion in the Accutorr Plus product in the first quarter of fiscal 2001
- Began international shipments of the Passport 2 in the first quarter and shipments in the U.S. market in the third quarter of fiscal 2000
- Received FDA 510(k) clearance for the Passport 2 in January 2000
- Began shipments of the Gas Module II (SE) in 1998
- Introduced Accutorr Plus in international markets in fiscal 1996 and the U.S. market in fiscal 1998

Markets, Sales and Competition. Our patient monitors are used in hospital operating rooms, emergency rooms, critical care units, post-anesthesia care units and recovery rooms, intensive care units and labor and delivery rooms. The Passport 2 allows us to further penetrate into our primary patient monitoring markets and also to enter new markets, such as the neonatal intensive care unit. The Spectrum enables us to reach into markets such as intensive care units, operating rooms and coronary care units. The Trio will enable us to target markets such as subacute care facilities, surgery centers, GI/Endoscopy and general patient areas. The PatientNet Central Station network has allowed us to take advantage of the recent FCC decision to open a dedicated hospital telemetry bandwidth operating in the 608-614MHz range.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our patient monitoring products. Our major competitors are Philips Medical, GE Medical Systems, Welch Allyn and Datex-Ohmeda.

Interventional Products. Our vascular sealing products assure fast and reliable arterial hemostasis after common percutaneous cardiology and radiology procedures, such as balloon angioplasty, arterial stenting and diagnostic angiography.

We manufacture and market vascular sealing devices under four brand names, VasoSeal® VHD, VasoSeal ES®, VasoSeal VHD Low Profile and VasoSeal Elite™. These products rapidly seal femoral arterial punctures. Unlike many other vascular sealing products, VasoSeal works extravascularly, meaning that the product works by sealing the femoral artery on the outside of the artery. With VasoSeal, doctors have an effective alternative to the many competitive sealing products that produce sealing by placing (and leaving behind) permanent foreign objects, such as sutures inside patient arteries. VasoSeal vascular sealing devices provide for reduced time to hemostasis of the arterial puncture wound, reduced time to patient ambulation and discharge following certain percutaneous procedures, cost savings to the hospital and increased patient satisfaction versus manual/mechanical methods of arterial hemostasis.

VasoSeal VHD

We manufacture and market the VasoSeal VHD extravascular sealing device, the first device of its kind to be approved in the United States. Prior to the introduction of VasoSeal VHD in 1995, the only way to seal femoral arterial puncture wounds was to apply significant pressure by hand over the arterial puncture site and to wait for the blood in the tract to clot naturally. This arterial sealing process is called "manual compression." Manual compression can take 20 minutes or more to accomplish even in the best of circumstances. But sometimes, if a patient has been administered anti-clotting drugs prior to their percutaneous procedure, the patient has to wait many minutes, sometimes even hours, for the effect of the anti-clotting drugs used during their procedure to diminish before manual compression can be successfully administered on their puncture site.

The concept behind the VasoSeal device is simple. The VasoSeal VHD comes with a measuring device that tells the doctor exactly where a patient's arterial puncture is located below the skin surface. The doctor then uses the VasoSeal VHD to deploy a soft collagen plug directly over the puncture site on the outside of the artery. VasoSeal VHD produces hemostasis in two ways. First, the collagen plug effects a mechanical barrier stopping blood from flowing up the puncture tract. Second, the collagen in the device's plug interacts with the patient's own blood to stimulate the formation of fibrin stimulating the body's own, natural clotting process. By design, and unlike other vascular sealing devices on the market, VasoSeal VHD is designed not to leave a foreign object inside of a patient's artery after deployment. In addition, unlike manual compression, VasoSeal VHD permits the immediate removal of the procedural sheath used in many cardiology and radiology procedures, even when anti-clotting drugs have been administered to a patient.

VasoSeal ES

The VasoSeal ES device, introduced in Europe in 1998 and in the United States in 1999, retains the proprietary, extravascular technology of our original VasoSeal VHD. However, VasoSeal ES features a "one-size-fits-all" (5 to 8 French) design that eliminates the physician's need to measure skin-to-artery distance and the hospital's need to stock multiple sizes of the device. These features are made possible by VasoSeal ES's unique locator technology that is capable of easily and precisely locating the arterial puncture site below the skin's surface.

VasoSeal ES is the first vascular sealing device to have been approved by the FDA for use in patients with peripheral vascular disease. As many as 30% of the total patient population undergoing percutaneous cardiology and radiology procedures have peripheral vascular disease.

VasoSeal VHD Low Profile

VasoSeal VHD Low Profile is a smaller version of VasoSeal VHD and is available in five kit sizes. This device meets the needs of many hospitals who have been increasingly using smaller diameter access sheaths in their percutaneous procedures to minimize vascular trauma. VasoSeal VHD Low Profile is approved for sealing 5 French or smaller puncture sites.

VasoSeal Elite

VasoSeal Elite is the newest VasoSeal product. VasoSeal Elite utilizes a unique, proprietary sponge collagen technology to produce hemostasis. VasoSeal Elite's new sponge collagen is deployed into a patient's tissue tract, just above the femoral artery, in a compressed form. Upon exposure to blood, the compressed sponge collagen plug expands in seconds to produce an effective blood blockade above the femoral artery.

VasoSeal Elite uses the same one-size-fits-all location system as VasoSeal ES. However, the body design of VasoSeal Elite is substantially different than VasoSeal ES's. The VasoSeal Elite body design was developed after years of studying the ergonomics of the earlier generation VasoSeal devices, and the different ways physicians deploy these devices. From this research, we developed the unique and effective body design for VasoSeal Elite. The new VasoSeal Elite body was designed specifically to minimize variations in physician deployment methods, variations that could compromise the precise placement of VasoSeal's collagen plug. The new body design of

VasoSeal Elite maximizes the device's potential for producing rapid, secure and consistent mechanical hemostasis.

VasoSeal Elite provides physicians with the same rapid and reliable mechanical closure capabilities of the many competitive closure devices that leave foreign objects behind in patient arteries. Yet, like the rest of the VasoSeal line, VasoSeal Elite achieves its goals while protecting and preserving the common femoral artery from unnecessary intrusions and left-behind artifacts.

VasoSeal Elite is designed to serve as the only vascular sealing device a hospital should need to stock. It can be utilized for both diagnostic and interventional procedures. It can be used with a broad variety of 5 to 8 Fr. sheaths. Like VasoSeal ES, VasoSeal Elite has been proven safe and effective in diverse patient populations, including those with peripheral vascular disease.

Advantages of VasoSeal

VasoSeal devices offer the following advantages:

- Reduces time to ambulation. Certain patients can be ambulated much faster than is possible with conventional manual or mechanical compression methods
- Faster ambulation can result in significant potential savings for hospitals because patients can be moved relatively quickly after their percutaneous catheterization procedures to lower cost areas in the hospital. Allows the majority of diagnostic angiography patients to be ambulated safely within 1 hour after the procedure, compared with 4 to 6 hours under standard clinical practice, which involves manual compression for vascular closure
- Early ambulation also lowers the use of human and material resources in the hospital which results in improved patient management and cost minimization
- Provides increased comfort and satisfaction for patients. Many patients receiving diagnostic or interventional procedures in hospitals are in poor health, are elderly and/or have other medical problems which make it difficult for them to remain motionless or to lie flat for long periods of time. The pressure devices (i.e. sand bags and manual compression), still predominately used by hospitals to produce vascular sealing, cause further discomfort to these patients
- Is approved for use on patients diagnosed with peripheral vascular disease. As a result, VasoSeal can be used on many more patients than other competitive devices
- Approved for deployment by healthcare professionals other than physicians (i.e. nurses and technicians), providing a still more cost-effective use of hospital resources
- Early discharge of certain patients provides the facility with efficiencies throughout the patient care-path. Fewer patient recovery hours equates to better bed utilization, more efficient staffing and fewer overall resources required, providing another cost saving component of the VasoSeal product use

Clinical Education and Support

We offer health care providers the following services in connection with the use of our VasoSeal devices:

- On-site training and education of all personnel involved with product deployment and post-deployment patient care to assure successful device outcome
- 24 hour, 7 days a week clinical support
- Comprehensive educational materials and programs for staff
- Patient information guides to educate the patient on appropriate post-care regimens
- Consultative services to help facilities identify and maximize the goals and objectives of vascular sealing

Significant Developments

Since 1993 we have achieved the following regulatory and marketing milestones in connection with our VasoSeal product line:

- A new VasoSeal device, VasoSeal Elite, was approved by the FDA in October 2002
- A CE Mark for VasoSeal Elite was received in May 2002
- VasoSeal VHD Low Profile was approved by the FDA in June 2002

- In Japan, VasoSeal VHD was cleared for reimbursement for certain interventional procedures by the Ministry of Health in January 2000
- United States shipments of the VasoSeal ES device began in August 1999
- The VasoSeal ES device was approved by the FDA in December 1998
- In 1998, we began marketing the VasoSeal ES device in Germany, France and the United Kingdom
- We received the CE mark for the VasoSeal VHD in 1997 and the VasoSeal ES device in 1998
- In 1994, we received regulatory approval to market the VasoSeal VHD in Japan
- During calendar years 1993 through 1995, we received regulatory approvals to market the VasoSeal VHD in Canada, Australia, Italy, Spain and the Netherlands
- Pre-Market Approval (PMA) for the VasoSeal VHD was issued by the FDA in September 1995

VasoSeal devices have received the following additional approvals from the FDA:

- Approval received in April 2002 for a new VasoSeal VHD and ES deployment method, the "Modified Hold Technique," which offered the promise of improved VasoSeal results
- Approval received in August 1999 to market the VasoSeal VHD and ES for use in patients with peripheral vascular disease
- Approval received in September 1997 for deployment of VasoSeal by nurses and technicians
- Approval received in April 1997 for VasoSeal use after stent implantation
- Approval received in December 1996 for use of VasoSeal in radiology procedures
- Approval received in August 1996 for early ambulation after VasoSeal use in diagnostic angiography and delayed sheath pull interventional patients

Markets, Sales and Competition: Our VasoSeal line of products is sold to both interventional cardiology and radiology labs, both in hospitals and in independent diagnostic facilities.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with the VasoSeal VHD, VasoSeal VHD Low Profile, VasoSeal ES and VasoSeal Elite devices. Our competitors are Abbott Laboratories (Perclose and Chito-Seal), St. Jude Medical (Angio-Seal), Vascular Solutions, Inc. (Duett), Sutura, Inc. (Super Stitch), Marine Polymer Technologies (Syvek Patch), and Scion Technologies (Clo-Sur Pad).

Vascular Grafts. Our InterVascular Inc. subsidiary manufactures and distributes a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery. Vascular grafts are used to replace and bypass diseased arteries. InterVascular also began distribution of peripheral stents in Europe in late fiscal 2001. InterVascular began selling products through its dedicated direct sales organization in the United States in January 2002.

Our vascular graft products and their significant features are:

InterGard® Knitted Products

- Collagen-coated graft for use in most vascular applications for reconstruction of abdominal and peripheral arteries

InterGard® Woven Products

- Designed primarily for use in thoracic aortic repair and open-heart surgery

InterGard® Silver

- World's only anti-microbial vascular graft
- Designed to prevent post-operative infection of the graft, which occurs in between 2% and 5% of cases, by using the broad spectrum, anti-infective properties of silver, which is released from the surface of the graft onto surrounding tissues following implantation
- Prosthetic graft infections are associated with high morbidity, including amputation and high mortality
- Infection typically lengthens the hospital stay of a patient by up to 50 days, which results in a significant increase in cost

InterGard® UltraThin

- The thinnest knitted polyester collagen coated graft on the market giving it exceptional handling and suturing characteristics
- Designed specifically for use in the replacement of peripheral arteries

InterGard® Heparin

- A heparin bonded collagen coated graft for replacement and bypass of peripheral arteries
- Occlusion of a peripheral graft following surgery is the most frequent cause of graft failure
- InterGard Heparin is designed to address the issue of occlusion and improve long term patency of the graft by allowing the antithrombogenic and antiproliferative properties of unfractionated heparin to be available locally on the graft surface for several weeks following implantation
- Use of InterGard Heparin grafts has demonstrated 25% better patency and resulted in fewer amputations compared to ePTFE, a synthetic material frequently used for peripheral artery bypass or repair

HemaCarotid Patches

- Collagen-coated patches used for repair of carotid and peripheral arteries
- HemaCarotid patches also manufactured in the UltraThin configuration

Significant Developments

In the last few years, we have expanded our vascular graft product line and achieved the following regulatory and marketing milestones:

- InterGard Heparin UltraThin graft was introduced in the United States in fiscal 2003
- Aortic Arch and HemaBridge (specialty grafts for thoracic aorta repair and replacement) received FDA clearance in March 2002
- InterGard Heparin received FDA clearance in January 2001
- InterGard UltraThin was introduced in the United States during fiscal 1999
- InterGard Silver received the CE mark in April 1999, for commercial sale throughout the European Union
- InterGard Woven Products were introduced in the United States during fiscal 1999
- InterGard was approved in both the United States and Japan in fiscal 1998

Markets, Sales and Competition. Our vascular graft products are sold to vascular and cardiothoracic surgeons.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our vascular graft products. Our major competitors are Boston Scientific, Vascutek, W.L. Gore and Impra, a subsidiary of C.R. Bard, Inc.

Life Science Research Products. In 1998, we entered the life science research market by forming a new subsidiary, Genisphere Inc. Genisphere has developed reagents based on a new, proprietary class of DNA molecules known as 3DNA®, or Three Dimensional Nucleic Acid. A reagent is a biologically or chemically active substance. Genisphere's reagents are used to detect and measure other biological substances. Our 3DNA-based reagents have been shown to increase the sensitivity of nucleic acid detection and may also provide substantially greater sensitivity for the detection of proteins than was previously possible using conventional assays. Our first products were probes designed for use in conventional blot assays. Genisphere had an agreement with Fisher Scientific LLC that provided Fisher with the non-exclusive right to distribute only Genisphere's first generation blot products in the United States and Puerto Rico. Genisphere terminated its distribution agreement with Fisher effective in September 2000 because we are no longer actively promoting the first generation blot products.

Based on our new market entry strategy, our life science research products will be designed primarily for use in newly developed kinds of detection assays. In these new markets, adoption of new technologies, such as 3DNA technology, occurs much faster and potential customers are more highly concentrated and easier to reach, when compared to the mature blot market, which was our initial target market. Our first products for these new markets are detection kits designed to improve the reliability and sensitivity of microarray experiments.

A number of companies, some of which are substantially larger than us, manufacture and market products that compete with our life science research products. Our major competitors include Amersham Biosciences, PerkinElmer Life Sciences Inc. and Agilent Technologies.

Research and Development

We invested approximately $29.0 million in 2003, $25.7 million in 2002 and $24.4 million in 2001 on research and development of new products and the improvement of our existing products. We have established relationships with several teaching hospitals for the purpose of clinically evaluating our new products. We also have consulting arrangements with physicians and scientists in the areas of research, product development and clinical evaluation.

Our Marketing and Sales Organization

Our products are sold throughout the world through our own direct sales organization and through independent distributors. Our worldwide direct sales organization employs approximately 420 people and consists of sales representatives, sales managers, clinical education specialists and sales support personnel. We have a worldwide clinical education staff, most of whom are critical care and catheterization lab nurses. They conduct seminars and provide in-service training to nurses and physicians on a continuing basis. Our sales are broadly based and no customer accounts for more than 10% of our total sales.

We provide service and maintenance to purchasers of our products under warranty. After the warranty expires, we provide service and maintenance on a contract basis. We employ service representatives in the United States and Europe and maintain service facilities in the United States, the Netherlands, France, Germany and the United Kingdom. We conduct regional service seminars throughout the United States for our customers and their biomedical engineers and service technicians.

International sales as a percentage of our total sales were 32% in 2003, 30% in 2002 and 29% in 2001. We have subsidiaries in the United Kingdom, France, Germany, Italy, Belgium and the Netherlands. Because a portion of our international sales are made in foreign currencies, we bear the risk of adverse changes in exchange rates for such sales. Please see Notes 1, 2 and 9 to the Consolidated Financial Statements for additional information with respect to our international operations and foreign currency exposures.

Competition

We believe that customers, primarily hospitals and other medical institutions, choose among competing products on the basis of product performance, features, price and service. In general, we believe price has become an important factor in hospital purchasing decisions because of pressure to cut costs. These pressures on hospitals result from federal and state regulations that limit reimbursement for services provided to Medicare and Medicaid patients. Many companies, some of which are substantially larger than us, are engaged in manufacturing competing products. We have identified our major competitors in the above sections which described our product lines.

Seasonality

Typically, our net sales are lower in the first and second quarters and higher in the third and fourth quarters. Lower net sales in the first quarter result from patient tendencies to defer, if possible, hospital procedures during the summer months and from the seasonality of the U.S. and European markets, where summer vacation schedules normally result in fewer hospital procedures. Lower net sales in the second quarter result from holidays in the United States and other markets and patient tendencies to defer, if possible, hospital procedures during these holiday seasons. Independent distributors may randomly place large orders that can distort the net sales pattern just described. In addition, new product introductions and regulatory approvals can impact the typical sales patterns.

Suppliers

Our products are made of components which we manufacture or which are usually available from existing and alternate sources of supply. Some of our products are manufactured through agreements with unaffiliated companies. We purchase certain components from single or preferred sources of supply. Our use of single or preferred sources of supply increases our exposure to price increases and production delays. In addition, certain of our suppliers have been contemplating, and in a few cases have begun, reducing or eliminating sales of their products to medical device manufacturers like us. We are not able to predict whether or not additional suppliers will withhold their products from medical device manufacturers, including us.

Patents

We hold a number of United States and foreign patents. In addition, we also have filed a number of patent applications that are currently pending. We do not believe the expiration or invalidity of any of our patents would have a material adverse effect on our business as currently conducted.

Employees

At the end of fiscal 2003, we had approximately 1,300 employees worldwide. We believe our relationship with our employees is good.

Orders Backlog

At June 30, 2003, we had a total backlog of unshipped customer orders of $20.7 million, primarily for patient monitoring products. Substantially all of the backlog will be delivered in fiscal 2004. The total backlog at June 30, 2002 was $15.5 million.

Regulation

Our medical devices are subject to regulation by the FDA. In some cases, they are also subject to regulation by state and foreign governments. The Medical Device Amendment of 1976 and the Safe Medical Device Act of 1990, which are amendments to the Federal Food, Drug and Cosmetics Act of 1938, require manufacturers of medical devices to comply with certain controls that regulate the composition, labeling, testing, manufacturing and distribution of medical devices. FDA regulations known as "Current Good Manufacturing Practices for Medical Devices" provide standards for the design, manufacture, packages, labels, storage, installation and service of medical devices. Our manufacturing and assembling facilities are subject to routine FDA inspections. The FDA can also conduct investigations and evaluations of our products at its own initiative or in response to customer complaints or reports of malfunctions. The FDA also has the authority to require manufacturers to recall or correct marketed products which it believes do not comply with the requirements of these laws.

Under the Act, all medical devices are classified as Class I, Class II or Class III devices. In addition to the above requirements, Class II devices must comply with pre-market notification, or 510(k), regulations and with performance standards or special controls established by the FDA. Subject to certain exceptions, a Class III device must receive pre-market approval from the FDA before it can be commercially distributed in the United States. Our principal products are designated as Class II and Class III devices.

We also receive inquiries from the FDA and other agencies. Sometimes, we may disagree with positions of members of the staffs of those agencies. To date, the resolutions of such disagreements with the staffs of the FDA and other agencies have not resulted in material cost to us.

We are also subject to certain federal, state and local environmental regulations. The cost of complying with these regulations has not been, and we do not expect them to be, material to our operations.

We are also affected by laws and regulations concerning the reimbursement of our customers' costs incurred in purchasing our medical devices and products. Healthcare providers that purchase our medical devices and products generally rely on third-party payors, including the Centers for Medicare and Medicaid Services (CMS) which administers Medicaid and Medicare, and other types of insurance programs, to reimburse all or part of the cost of such devices. The laws and regulations in this area are constantly changing, and we are unable to predict whether, and the extent to which, we may be affected in the future by legislative or regulatory developments relating to the reimbursement of our medical devices and products.

On August 1, 2000, CMS established a product-specific reimbursement system for devices used in the hospital outpatient setting that provided for reimbursement for VasoSeal ES and, as of October 1, 2000, for VasoSeal VHD. Effective April 1, 2001, CMS replaced the product-specific reimbursement system with a new system that provided reimbursement for specific types of devices, including vascular closure devices. VasoSeal VHD and ES devices were eligible for reimbursement under this new system as well. Effective April 1, 2002, CMS significantly reduced the reimbursement rate for all vascular closure devices. These special payments ended as of January 1, 2003.

Health Care Reform

We believe that concerns about potential health care reform legislation have slowed the domestic sales of medical devices generally. Our management cannot predict at this time what impact, if any, the adoption by the United States Congress of health care reform legislation will have on our business.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our website, www.datascope.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, from the Company's Corporate Secretary, Datascope Corp., 14 Philips Parkway, Montvale, New Jersey 07645.

Item 2. ***Properties.***

The following table contains information concerning our significant real property that we own or lease:

Location	General Character and Use of Property	Ownership or Expiration Date of Lease
Fairfield, New Jersey	75,000 sq. feet, used for Cardiac Assist facility and manufacturing of intra-aortic balloons	Owned
Hatfield, Pennsylvania	15,000 sq. feet, used for Genisphere research and development, manufacturing and warehousing	Leased (until 6/30/11)
Hoevelaken, the Netherlands	12,700 sq. feet, used for administrative offices and the European central warehouse	Owned
La Ciotat, France	30,000 sq. feet, used by InterVascular for manufacturing and warehousing of vascular grafts and administrative offices	Owned – 18,000 sq. feet Leased – 12,000 sq. feet (until 5/30/07)
Mahwah, New Jersey	130,000 sq. feet, used for: • Patient Monitoring facility—manufacturing and warehousing of patient monitoring products, research and development and administrative offices • Manufacturing of cardiac assist balloon pump systems	Owned
Mahwah, New Jersey	90,000 sq. feet, used for: • Interventional Products facility—manufacturing, warehousing, research and development and distribution of collagen products and administrative offices • Warehousing, packaging and distribution of cardiac assist products • Warehousing and distribution of InterVascular products • Corporate records storage	Owned
Montvale, New Jersey	38,000 sq. feet, used for corporate and InterVascular headquarters	Owned
Vaals, the Netherlands	17,500 sq. feet, for sale and not used in current operations	Owned

We also lease office space in England, France, Italy, Belgium and Germany. The facility in Vaals, the Netherlands, that was used in the manufacturing, warehousing and research and development for collagen products was closed in May 2002 and offered for sale. We believe that our facilities and equipment are in good working condition and are adequate for our needs.

Item 3. ***Legal Proceedings.***

We are subject, in the ordinary course of our business, to product liability litigation. We believe we have meritorious defenses in all material pending lawsuits. We also believe that we maintain adequate insurance against any potential liability. We receive comments and recommendations with respect to our products from the staff of the FDA and from other agencies on an on-going basis. We may or may not agree with these comments and recommendations. However, we are not a party to any formal regulatory administrative proceedings.

On July 21, 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. At the end of November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license.

In December 2000, an action was filed in New York Supreme Court against us and our board of directors entitled David B. Shaev v. Lawrence Saper, Alan B. Abramson, David Altschiller, Joseph Grayzel, M.D., George Heller, Arno Nash and Datascope Corp. The complaint alleges, *inter alia*, common law claims for breach of the duty of loyalty and breach of fiduciary duty for approving allegedly excessive compensation to defendant Saper. By agreement, the time to respond to this complaint has been extended. The action is pending.

In August 2001, an action was filed in United States District Court for the District of New Jersey against us and our board of directors entitled David B. Shaev v. Lawrence Saper, Alan B. Abramson, David Altschiller, Joseph Grayzel, M.D., George Heller, Arno Nash and Datascope Corp. The Complaint alleges, *inter alia*, that our October 27, 2000 proxy statement contained materially false and misleading statements concerning, among other things, the deductibility for federal income tax purposes of Mr. Saper's bonus compensation, that it omitted material facts regarding the bonuses payable and the number of persons eligible under the Management Incentive Plan, and that it was coercive insofar as it stated that we might grant Mr. Saper a bonus if the Plan were not approved by the stockholders. The Complaint also alleges that the defendant directors breached their duties of good faith and loyalty and were negligent in connection with these matters, and by approving allegedly excessive payments to Mr. Saper. On April 1, 2002, the District Court granted our motion to dismiss the action, holding that the proxy statement did not contain materially false or misleading statements. The Court declined to exercise its supplemental jurisdiction over the remaining state law claims and dismissed those claims without prejudice. Plaintiff appealed from the order of dismissal to the Third Circuit Court of Appeals. In a decision filed on February 21, 2003, the Third Circuit vacated the District Court's order of dismissal and remanded the case for further proceedings. In so doing, the Third Circuit noted that for purposes of the appeal it was required to accept as true all of the plaintiff's allegations and held that the plaintiff stated a cause of action on the grounds, among other things, that the proxy statement failed to accurately disclose certain matters relating to management incentive plans under which Mr. Saper received compensation. The Third Circuit also found that dismissal of the complaint for failure by plaintiff to make demand upon the Board of Directors prior to bringing a derivative action was not appropriate at this preliminary stage of the case. Following remand, the parties have begun initial discovery proceedings in the district court.

On January 28, 2003, Sanmina-SCI, one of our suppliers, filed a complaint in the Superior Court of California, County of Santa Clara, claiming that we are obligated to purchase excess inventory of Sanmina-SCI. Sanmina-SCI seeks damages of $1.2 million, plus material markup, carrying costs and interest. In response, we filed an answer denying the allegations of the complaint and counterclaimed for damages we suffered in the amount of $2.3 million for Sanmina-SCI's breach of its obligation to us. We believe we have meritorious defenses and a meritorious counterclaim and intend to proceed vigorously in this matter.

In September 1999, we terminated a distributor agreement with Biomed S.A. The agreement provided for the distribution of our cardiac products in Spain. In addition, we also started to direct market our cardiac products in Spain. In July 2000, Biomed brought an action against us in Spain seeking to have the Spanish Court declare Biomed an exclusive distributor of our products. In October 2000, the Spanish Court ruled that Biomed was not an exclusive distributor of our products in Spain. The matter was settled when we decided to reinstate Biomed as a distributor of our cardiac products in Spain. Final papers were filed in June 2003 with the Spanish Court in order to dismiss the suit.

The Public Prosecutor's Office in Darmstadt, Germany is conducting an investigation of one current and one former employee of one of our German subsidiaries. The investigation concerns marketing practices under which benefits were provided to customers of the subsidiary. We are cooperating with the investigation. The German subsidiary has annual revenues of under $5 million. We cannot predict at this time what the results of the investigation may be or whether it could have a material adverse effect on us or our business.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No matters were submitted to a vote of security holders in the fourth quarter of fiscal year 2003.

Item 4A. ***Executive Officers of the Company.***

The following table sets forth the names, ages, positions and offices of our executive officers:

Name	Age	Positions and Offices Presently Held
Lawrence Saper	75	Chairman of the Board and Chief Executive Officer
Murray Pitkowsky	72	Senior Vice President, Chief Financial Officer and Treasurer
Fred Adelman	50	Chief Accounting Officer and Corporate Controller
Nicholas E. Barker	45	Vice President, Design
James L. Cooper	52	Vice President, Human Resources
Thomas Dugan	46	Vice President; President, InterVascular, Inc.
Jeffrey L. Purvin	51	Vice President; President, Interventional Products Division
Donald Southard	57	Vice President; President, Patient Monitoring Division
Paul J. Southworth	59	Vice President; President, Cardiac Assist Division
S. Arieh Zak	42	Vice President, Regulatory Affairs and Corporate Counsel

PART II

Item 5. *Market for the Registrant's Common Equity and Related Stockholder Matters.*

Market Information

Our common stock is traded over-the-counter and is listed on the Nasdaq National Market. Our Nasdaq symbol is DSCP. The following table sets forth, for each quarter period during the last two fiscal years, the high and low sale prices as reported by The Nasdaq Stock Market, and the quarterly dividends per share declared by the Company.

Fiscal Year	High	Low	Dividends
2002			
First Quarter	$46.93	$34.22	$0.05
Second Quarter	40.75	31.50	0.05
Third Quarter	35.65	25.95	0.05
Fourth Quarter	34.21	25.74	0.05
2003			
First Quarter	$30.20	$21.60	$0.05
Second Quarter	28.50	23.48	0.05
Third Quarter	27.85	21.71	0.05
Fourth Quarter	33.00	26.13	0.05

As of September 12, 2003, there were approximately 593 holders of record of our common stock.

Dividend Policy

On December 7, 1999, the Board of Directors inaugurated quarterly cash dividends. Our dividend policy is reviewed periodically.

Recent Sales of Unregistered Securities

None.

The remaining information called for by this item relating to equity compensation plans is reported under Item 12 of this report.

Item 6. ***Selected Financial Data.***

The following table sets forth selected financial data for Datascope as of the dates and for the periods indicated. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto on pages F-1 to F-26.

SELECTED FINANCIAL INFORMATION

Earnings Statement Data:
(in thousands, except per share data)

	Year Ended June 30,				
	2003	2002	2001	2000	1999
Net Sales	$328,300	$317,400	$312,800	$301,400	$271,500
Cost of sales	138,153	133,532	125,030	119,665	106,646
Research and development	29,034	25,720	24,402	24,426	28,524
Selling, general and administrative	130,871	126,075	117,571	116,792	105,847
Other Items (A)	(3,028)	11,463	—	(3,825)	3,429
	295,030	296,790	267,003	257,058	244,446
Operating earnings	33,270	20,610	45,797	44,342	27,054
Other (income) expense:					
Interest income	(1,583)	(1,891)	(3,669)	(3,659)	(3,342)
Interest expense	1	137	51	21	29
Other, net	350	297	(176)	132	583
	(1,232)	(1,457)	(3,794)	(3,506)	(2,730)
Earnings before taxes on income	34,502	22,067	49,591	47,848	29,784
Taxes on income	11,203	8,166	15,348	14,773	8,372
Net earnings	$ 23,299	$ 13,901	$ 34,243	$ 33,075	$ 21,412
Earnings per share, Basic	$ 1.58	$ 0.94	$ 2.30	$ 2.18	$ 1.40
Earnings per share, Diluted	$ 1.57	$ 0.92	$ 2.20	$ 2.06	$ 1.36
Dividends per share (B)	$ 0.20	$ 0.20	$ 0.19	$ 0.12	—

Balance Sheet Data:
(in thousands)

	As of June 30,				
	2003	2002	2001	2000	1999
Total assets	$338,832	$316,022	$310,335	$295,326	$269,453
Long-term debt	—	—	—	—	—
Working capital	131,374	118,241	129,715	120,298	125,261
Stockholders' equity	271,675	250,978	243,478	227,286	214,295
Cash dividends	2,957	2,956	2,805	1,809	—

(A) Other Items include gain on legal settlement in fiscal 2003 (See Note 12 to Consolidated Financial Statements), restructuring charges in fiscal 2002 (see Note 13 to Consolidated Financial Statements), gain on sale of technology in fiscal 2000 and restructuring charges in fiscal 1999.

(B) On December 7, 1999, the Board of Directors inaugurated quarterly cash dividends.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Results of Operations

The following table shows the comparison of net earnings and earnings per diluted share over the past three fiscal years.

	(Dollars in millions, except EPS) Year ended June 30,		
	2003	2002	2001
Net Earnings (1)	$23.3	$13.9	$34.2
Earnings per share, diluted (1)	$1.57	$0.92	$2.20

Comparison of Results—Fiscal 2003 vs. Fiscal 2002

Sales

The following table shows sales by product line over the past three fiscal years.

	Sales by Product Line (Dollars in millions) Year ended June 30,		
	2003	2002	2001
Patient Monitoring	$136.5	$125.0	$110.7
% change from prior year	9%	13%	5%
% of total sales	42%	39%	35%
Cardiac Assist	$118.4	$112.5	$119.0
% change from prior year	5%	(5)%	1%
% of total sales	36%	36%	38%
Interventional Products			
(formerly Collagen Products)	$ 42.0	$ 53.4	$ 58.8
% change from prior year	(21)%	(9)%	3%
% of total sales	13%	17%	19%
Vascular Grafts	$ 30.1	$ 25.5	$ 23.3
% change from prior year	18%	10%	10%
% of total sales	9%	8%	8%
Genisphere	$ 1.3	$ 1.0	$ 1.0
% change from prior year	—	—	—
% of total sales	—	—	—
Total Sales	$328.3	$317.4	$312.8
% change from prior year	3%	1%	4%

(1) Net earnings and earnings per share in fiscal years 2003, 2002 and 2001 shown above include the following:

Fiscal 2003 Gain on legal settlement of $1.9 million after tax or $0.13 per diluted share.

Fiscal 2002 Restructuring charges of $9.5 million after tax or $0.63 per diluted share.

Fiscal 2001 Gain on sale of underutilized facility of $356 thousand after tax or $0.02 per diluted share.

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2003 increased 7% to $254.9 million from $237.5 million last year.

Cardiac Assist

Cardiac assist product sales increased 5% to $118.4 million in fiscal 2003. The increase is due to stronger worldwide sales of intra-aortic balloon pumps, a modest increase in sales of balloon (IAB) catheters and the favorable effect of foreign exchange translation. The Company's distributor in Japan reduced purchases of IAB catheters in the first half of the fiscal year in order to reduce inventory and resumed its normal purchasing pattern in the second half of the year. Sales of the new, premium-priced Fidelity™ 8 Fr. IAB catheter continued to grow, accounting for 61% of total IAB catheter sales in the fourth quarter.

Patient Monitoring

Sales of patient monitoring products rose 9% to $136.5 million in fiscal 2003. The sales increase reflects strong growth of several product lines, including Accutorr Plus® noninvasive blood pressure monitors, wireless central monitoring systems, Masimo SET®[1] pulse oximetry sensors and the Anestar™ anesthesia delivery system. Favorable foreign exchange translation also contributed to sales growth.

During the third quarter, the Company positioned itself for renewed growth in the bedside monitoring market segment with the introduction of two new monitors, Spectrum™ and Trio™. The Spectrum monitor is a battery-powered, portable bedside monitor for the high-end, critical care market, a $650 million market segment. The Trio is a compact and highly portable monitor with applications in a wide variety of hospital and outpatient settings. It is aimed at price sensitive markets such as surgery centers, general hospital applications and international markets. The Trio should enable Datascope to expand its share of an estimated $80 million low-end monitor market. Shipments of Spectrum in the U.S. and to international markets began in the third quarter. Shipments of Trio to international markets began in the third quarter, and U.S. sales are expected to begin in the first half of fiscal 2004 when FDA market clearance is expected. Sales of bedside monitors increased in the fourth quarter following the introduction of these two new products.

Sales of the Interventional Products / Vascular Grafts segment decreased 9% to $72.1 million compared to $78.9 million last year.

Interventional Products

Sales of VasoSeal® sealing devices decreased 21% to $41.2 million from $52.0 million last year due to continued strong competition and to the production problem that arose shortly after manufacturing of VasoSeal Elite™ began in the third quarter, which interrupted the launch of this next-generation product. This production problem was resolved and shipments of VasoSeal Elite devices, which incorporate a new, proprietary collagen hemostat, resumed in June.

Sales of collagen hemostats were $0.8 million compared to $1.4 million last year with the decrease due to reduced sales in international markets.

During the first quarter of fiscal 2004 we changed the name of our Collagen Products Division, which manufactures and markets the VasoSeal devices, to the Interventional Products Division. The new name reflects our objective to broaden the product portfolio offered by the division to include new products for interventional cardiology and interventional radiology that are not collagen-based. The first of these new products, an innovative pressure-assisted dressing for post-hemostasis wound management, is expected to be launched in the first half of the new fiscal year.

Vascular Grafts

Sales of InterVascular, Inc.'s products increased 18% to $30.1 million, primarily reflecting favorable foreign exchange translation, a full year of direct sales in the U.S., and increased sales of the InterGard® Silver anti-microbial graft in Europe. Sales in the U.S. were also higher than last year because the Company's former distributor, whose termination became effective at the end of December 2001, placed no orders in the second quarter last year. We are continuing to seek FDA approval to sell InterGard Silver grafts in the United States.

---

1 Masimo SET is a registered trademark of Masimo Corporation.

Genisphere

Sales of Genisphere products were $1.3 million in fiscal 2003 compared to $1.0 million in the prior year, as Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies.

The weaker U.S. dollar compared to the Euro and the British Pound increased consolidated sales by approximately $6.8 million in fiscal 2003 compared to fiscal 2002.

Costs and Expenses

The gross profit percentage of 57.9% for fiscal 2003 was unchanged from last year. An improved gross margin in the Cardiac Assist / Monitoring Products segment as a result of cost reduction programs and higher average selling prices was offset by the effect of a less favorable sales mix, the write-off of obsolete inventory related to the MR Monitor line and costs associated with the VasoSeal Elite production problem. In addition, for fiscal 2003, the gross margin was favorably impacted by an insurance settlement of $500 thousand recorded in the first quarter related to unusable collagen inventory, which was reserved for in June 1997 with a charge to cost of sales. Datascope filed a claim under its property insurance policy for the unusable collagen inventory. When the Company received the insurance settlement of $500 thousand, in the first quarter of fiscal 2003, the settlement was accounted for as a reduction to cost of sales, consistent with the accounting treatment for the related inventory reserve.

We continued our companywide focus on new product development and improvements of existing products in fiscal 2003. Spending on research and development (R&D) reflects investment in new product development programs, sustaining R&D on existing products, regulatory compliance and clinical evaluations. R&D expenses increased 13% to $29.0 million in fiscal 2003, equivalent to 8.8% of sales compared to $25.7 million, or 8.1% of sales last year.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 10% to $18.9 million in fiscal 2003 compared to $17.2 million last year, with the increase primarily due to new product development projects in Patient Monitoring.

R&D expenses for the Interventional Products / Vascular Grafts segment increased 19% to $7.8 million in fiscal 2003 compared to $6.6 million last year, with the increase primarily due to new product development projects in InterVascular.

The balance of consolidated R&D is in Corporate and Other and amounted to $2.3 million in fiscal 2003 compared to $1.9 million for the comparable period last year.

Selling, general and administrative (SG&A) expenses increased 4% to $130.9 million in fiscal 2003, or 39.9% of sales compared to $126.1 million, or 39.7% of sales last year.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 3% to $86.2 million in fiscal 2003, primarily attributable to filling open positions, costs associated with the increased sales and the impact of foreign exchange translation.

SG&A expenses for the Interventional Products / Vascular Grafts segment decreased 2% to $47.1 million in fiscal 2003. The decrease was primarily attributable to lower selling and marketing expenses in Interventional Products, partially offset by increased selling expenses in InterVascular due to a full year of U.S. direct field force expenses in fiscal 2003 compared to a half year in fiscal 2002 and the impact of foreign exchange translation.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The weaker U.S. dollar compared to the Euro and the British Pound increased total SG&A expenses by approximately $4.7 million in fiscal 2003.

Gain on Legal Settlement

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

Restructuring Charges

In fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring charges consisted of the following.

- severance expenses, asset write-downs and contractual obligations related to the closure of the VasoSeal manufacturing and R&D facility in Vaals, the Netherlands, and severance expenses for U.S. employees.
- asset write-downs, severance expenses and contractual and incremental obligations associated with exiting the coronary stent sales business in Europe, including the resulting impairment of our investments in AMG and QualiMed.
- closure of an unprofitable Cardiac Assist direct sales operation in a European country.
- workforce reductions in Patient Monitoring.

The workforce reductions totaled 151 employees or 11% of our worldwide employment. The restructuring programs were completed in fiscal 2003.

Interest Income

Interest income was $1.6 million in fiscal 2003 compared to $1.9 million last year, with the decrease primarily the result of a decline in the average yield from 4.5% to 3.2%, partially offset by a higher average portfolio balance ($49.2 million vs. $38.6 million).

Income Taxes

In fiscal 2003, the consolidated effective tax rate was 32.5% compared to 37.0% last year. The consolidated effective tax rate for fiscal 2002 was significantly impacted by expenses related to the restructuring programs in the first and second quarters which were not deductible for tax purposes, primarily in international businesses. The effect on the consolidated tax rate of the gain on legal settlement in fiscal 2003 and the restructuring charge in fiscal 2002 was 0.5% and 6.7%, respectively. The remaining increase in the consolidated effective tax rate in fiscal 2003 was primarily attributable to an increase in state income tax rates.

Net Earnings

Net earnings were $23.3 million or $1.57 per diluted share in fiscal 2003 compared to $13.9 million, or $0.92 per diluted share last year. The increased earnings in fiscal 2003 primarily reflects an increased gross margin from higher sales in all product lines, except VasoSeal, the gain on legal settlement ($1.9 million after-tax), and the negative impact on earnings last year of the restructuring charges ($9.5 million after-tax), partially offset by higher R&D and SG&A expenses, as discussed above.

Foreign Currency

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize net earnings volatility associated with foreign exchange rate changes. We enter into foreign currency forward exchange contracts to hedge foreign currency transactions which are primarily related to certain receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the liabilities and transactions being hedged. A portion of the net foreign transaction gain or loss is reported in our statement of consolidated earnings in cost of sales and the balance in other income and expense. We do not use derivative financial instruments for trading purposes.

As of June 30, 2003, we had a notional amount of $7.2 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to when the contract is signed.

Comparison of Results—Fiscal 2002 vs. Fiscal 2001

Sales

Sales of the Cardiac Assist / Monitoring Products segment in fiscal 2002 increased 3% to $237.5 million from $229.7 million in 2001.

Cardiac Assist

Sales of Cardiac Assist products were $112.5 million, 5% below fiscal 2001, primarily due to an exceptionally large number of pumps sold in the previous year in the U.S. to replace discontinued pump models. The worldwide market for intra-aortic balloon catheters in fiscal 2002 remained essentially unchanged, as growth in international markets offset a decline in the U.S. market. Our strong worldwide market share also remained unchanged. Our new IAB catheter, the Fidelity 8 Fr., which was introduced in February 2002, continued to be well received by customers and accounted for 27% of all Datascope balloon catheter unit sales at the end of the fourth quarter, its first full quarter of sales. The Fidelity catheter is priced at a modest premium to the Profile catheter which it is intended to replace.

Patient Monitoring

Patient Monitoring sales rose 13% to $125.0 million for the year. This strong sales growth was primarily attributable to increased sales in the U.S. of wireless monitoring systems and a continued sharp gain in sales of Masimo SET pulse oximetry sensors. The new wireless systems use a protected radio band allocated for medical use by the Federal Communications Commission. Increased sales of Passport 2® portable monitors and Accutorr Plus noninvasive blood pressure monitors also contributed to growth.

Sales of the Collagen Products / Vascular Grafts segment were $78.9 million compared to $82.1 million in 2001.

Collagen Products

Sales of VasoSeal® arterial puncture sealing devices decreased 10% to $52.0 million, reflecting competitive market conditions and loss of market share. VasoSeal's new deployment technique called Modified Hold Technique, or MHT, introduced to the U.S. market in mid-April 2002, protects the mechanical seal created by deployment of VasoSeal's collagen plug, thereby largely eliminating the previous need for post-procedure hold in order to achieve hemostasis. The apparent usage of VasoSeal in those hospitals certified to practice MHT was running higher than usage prior to the introduction of MHT. Retraining physicians for MHT, however, has proved to be more difficult and time-consuming than previously anticipated and this has slowed the introduction of MHT to about 13% of hospitals purchasing VasoSeal at June 30, 2002.

In the fourth quarter of 2002, we received the CE mark for VasoSeal Elite, the next generation of both the ES and VHD products, which embodies a new, proprietary hemostat that rapidly expands as it comes into contact with blood. Also in the fourth quarter, we received FDA approval for VasoSeal Low Profile, a downsized VHD model aimed at the growing market segment for 4 and 5 Fr. diagnostic procedures.

Sales of collagen hemostats increased 35% to $1.4 million, primarily due to increased sales in international markets.

Vascular Grafts

Sales of InterVascular, Inc. increased 10% to $25.5 million, reflecting continued strong demand for the InterGard Silver anti-microbial graft in international markets and the contribution from sales of peripheral stents. Total international sales increased 16% for the year. Sales in the U.S. declined 15% as the result of the termination, effective December 31, 2001, of InterVascular's former distributor, which placed no orders in the second quarter upon being notified of its termination. Datascope began selling InterVascular products through its dedicated direct sales organization in the U.S. in January 2002.

Genisphere

In fiscal 2002, Genisphere continued to pursue its marketing strategy, to target major academic institutions and the research and development department of pharmaceutical and biotechnology companies, and sales remained unchanged at $1.0 million. Investment spending for the development of the Genisphere business was approximately $1.5 million in fiscal 2002, compared to $1.0 million in the prior year.

The stronger U.S. dollar compared to major European currencies decreased consolidated sales by approximately $0.3 million in fiscal 2002 compared to fiscal 2001.

Costs and Expenses

The gross profit percentage was 57.9% for fiscal 2002 compared to 60.0% in fiscal 2001. The decreased gross margin was primarily attributable to a reduced gross margin in the Cardiac Assist / Monitoring Products segment, as a result of a less favorable sales mix due to increased sales of lower margin patient monitoring products and decreased sales of higher margin cardiac assist products. Reduced sales of high margin VasoSeal products also contributed to the decrease in the gross margin.

We continued our companywide focus on new product development and improvement of existing products in fiscal 2002. Spending on R&D reflects investment in new product development programs, regulatory compliance and clinical evaluations. R&D expenses increased 5% to $25.7 million in fiscal 2002 compared to $24.4 million and increased as a percentage of sales to 8.1% in fiscal 2002 compared to 7.8% in fiscal 2001.

R&D expenses for the Cardiac Assist / Monitoring Products segment increased 12% to $17.2 million in fiscal 2002, primarily due to the increase in new product development projects in Patient Monitoring.

R&D expenses for the Collagen Products / Vascular Grafts segment decreased 7% to $6.6 million in fiscal 2002, with the decrease primarily due to lower expenditures in the Collagen Products business.

The balance of consolidated R&D is in Corporate and Other and amounted to $1.9 million in fiscal 2002, unchanged from the previous year.

Selling, general and administrative expenses increased 7% to $126.1 million in fiscal 2002 compared to $117.6 million in fiscal 2001. As a percentage of sales, SG&A expenses were 39.7% in fiscal 2002 compared to 37.6% in fiscal 2001.

SG&A expenses for the Cardiac Assist / Monitoring Products segment increased 2% to $83.4 million in fiscal 2002. The increase was primarily attributable to filling open field sales positions and territory expansions in Cardiac Assist and Patient Monitoring.

SG&A expenses for the Collagen Products / Vascular Grafts segment increased 13% to $48.3 million in fiscal 2002. The increase was primarily attributable to the investment in building a U.S. direct field sales force for InterVascular, Inc.

Segment SG&A expenses include fixed corporate G&A charges that are offset in Corporate and Other.

The stronger U.S. dollar compared to major European currencies decreased total SG&A expenses by approximately $0.2 million in fiscal 2002 compared to fiscal 2001.

Restructuring Charges

In the first and second quarters of fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring programs were committed to and approved by management and the Board of Directors during such quarters and the charges were recorded under the guidelines of the Financial Accounting Standards Board Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." For example, for the involuntary termination benefits, the charge was recorded after all four of the conditions discussed in EITF 94-3 existed.

The restructuring programs in the first quarter of fiscal 2002 were as follows:

VasoSeal

Centralization of manufacturing and cost reduction initiatives in the VasoSeal business, which had experienced pressure on revenue growth due to competition. As a result of the restructuring, the high cost VasoSeal manufacturing and R&D facility in Vaals, the Netherlands, was closed and placed on the market for sale, and the manufacture of VasoSeal products was centralized in the Mahwah, New Jersey facility by the end of the fourth quarter of fiscal 2002. The Vaals facility has not yet been sold. Restructuring charges for this program included asset write-downs resulting from the restructuring decision, contractual and incremental obligations, including lease termination costs and legal fees related to the plant closure, severance expenses for 64 manufacturing and R&D employees in The Netherlands and severance expenses for 20 U.S. employees.

Cardiac Assist

Reorganization and streamlining of operations in the Cardiac Assist business, which had experienced pressure on revenue growth. Restructuring charges represented severance expenses for 26 U.S. employees.

All of the U.S. employees terminated in the first quarter restructuring programs left the Company by September 30, 2001 and the Vaals employees left the Company by the end of May 2002. Severance for the Vaals employees was paid in cash by the end of fiscal 2002. Severance for U.S. employees was paid in cash by the end of fiscal 2003.

The restructuring programs in the second quarter of fiscal 2002 were as follows:

Stents

Exiting the coronary stent business in Europe—Based on the highly competitive stent market and analysis of future economic contributions of the stent business, during the second quarter of fiscal 2002, the Company decided to exit the coronary stent business. In conjunction with this decision, the Company decided not to exercise its option to purchase the remaining 70% of the equity of AMG and QualiMed, two private German companies involved in the distribution, development and manufacture of stent products, and to discontinue financial support to these businesses. As a consequence of these decisions and the anticipated resulting impact on the operations of AMG and QualiMed, we determined that there had been an other than temporary decline in the value of these investments. As a result of our decision to exit this business, we adjusted the carrying value of these investments to their estimated fair value by writing off our 30% equity investment, as well as existing loans of $370,000, to these two companies. Restructuring charges for this program included: asset write-downs, severance expenses for 6 European employees and contractual and incremental obligations, including legal fees and contract termination costs.

Cardiac Assist

Closure of a Cardiac Assist direct sales operation in a European country, because it was unprofitable. As a result of the restructuring, Cardiac Assist products in this country are now distributed by a third party. Restructuring charges primarily included severance expenses for 3 European employees and non-cancelable lease termination costs.

VasoSeal

Based on continuing intense competition in the vascular closure market, we implemented additional workforce reductions in the VasoSeal business, resulting in severance expenses for 18 U.S. employees. The restructuring charge also included additional severance expense related to the Vaals plant closure, as a result of a further increase to the existing severance packages after the terminations were announced.

Patient Monitoring

Cost reduction initiatives in the Patient Monitoring business to realign the cost structure and streamline operations. Restructuring charges for this program included severance expenses for 14 U.S. employees.

Substantially all of the terminated employees from the second quarter restructuring programs left the Company by December 31, 2001.

Interest Income

Interest income for fiscal 2002 was $1.9 million compared to $3.7 million in fiscal 2001. The decline in interest income in fiscal 2002 was the result of a lower average portfolio balance (from $60.1 million to $38.6 million) and a decrease in the average yield from 6.0% to 4.5%.

Other Income

During the first quarter of fiscal 2001, we recorded a pretax gain of $593 thousand, or $0.02 per share after tax, from the sale of an underutilized facility in Oakland, New Jersey.

Income Taxes

In fiscal 2002 the tax rate was 37.0% compared to 30.9% in fiscal 2001. The tax rate in fiscal 2002 significantly increased due to expenses related to the restructuring programs in the first half of the year that were not deductible for tax purposes, primarily in international businesses.

The tax rate in both years was favorably impacted by the following:

- the tax benefits from the Foreign Sales Corporation (FSC) and the Extraterritorial Income Exclusion (which replaced the FSC effective January 1, 2002)
- income exempt from foreign corporate taxes (resulting from the implementation of an alternative tax planning strategy in fiscal 2001 for an international manufacturing facility that was tax exempt until January 31, 2000).

Net Earnings

Net earnings were $13.9 million or $0.92 per diluted share in fiscal 2002 compared to $34.2 million or $2.20 per diluted share in fiscal 2001. The decreased earnings in fiscal 2002 primarily reflects the impact of the restructuring charges in fiscal 2002 ($9.5 million after-tax), slower sales growth, a reduced gross margin percentage resulting primarily from reduced sales of higher margin products and increased SG&A and R&D expenses, as discussed above.

Liquidity and Capital Resources

Working capital at June 30, 2003 was $131.4 million compared to $118.2 million at June 30, 2002. The current ratio was 3.8:1 compared to 3.4:1 at June 30, 2002. The increase in working capital and the current ratio was primarily the result of an increase in cash and short-term investments ($17.1 million) and a decrease in current liabilities ($3.2 million), partially offset by a decrease in accounts receivable ($5.5 million) and inventories ($2.5 million).

In fiscal 2003, cash provided by operations was $32.7 million compared to $18.9 million last year. The increase is primarily attributable to the higher net earnings, higher depreciation and amortization and a decrease in accounts receivable.

Net cash used in investing activities was $23.3 million, attributable to purchases of investments of $54.1 million and the purchase of $4.6 million of property, plant and equipment, offset by $35.7 million for maturities of investments. Net cash used in financing activities was $3.2 million, due to $3.0 million dividends paid and stock repurchases of $0.9 million, offset by stock option activity of $0.7 million.

We purchased about 35,000 of our common shares for approximately $0.9 million during fiscal year 2003.

Working capital at June 30, 2002 was $118.2 million compared to $129.7 million at June 30, 2001. The current ratio was 3.4:1 compared to 3.5:1 at June 30, 2001. The decrease in working capital was primarily the result of a decrease in cash and short term investments ($16.8 million), partially offset by a decrease in current liabilities ($2.6 million).

In fiscal 2002, cash provided by operations was $18.9 million, primarily attributable to net earnings and depreciation and amortization, partially offset by increased other assets and a decrease in accounts payable. Net cash used in investing activities was $7.1 million, primarily attributable to the purchase of $6.0 million of property, plant and equipment and $1.5 million equity investments. Net cash used in financing activities was $11.1 million, attributable to stock repurchases of $9.4 million and $3.0 million dividends paid, partially offset by $1.3 million cash received from exercise of stock options.

We purchased about 233,000 of our common shares for approximately $9.4 million during fiscal year 2002.

In fiscal 2001, cash provided by operations was $13.0 million, primarily attributable to net earnings and depreciation and amortization, partially offset by increased inventories and accounts receivable. Net cash provided by investing activities was $8.9 million, primarily attributable to maturities of marketable securities of $68.3 million, partially offset by purchases of marketable securities of $49.8 million and the purchase of $10.7 million of property, plant and equipment. Net cash used in financing activities was $19.8 million, attributable to stock repurchases of $21.8 million and $2.1 million dividends paid, partially offset by $4.0 million cash received from exercise of stock options.

We believe our financial resources are sufficient to meet our projected cash requirements. The moderate rate of current U.S. inflation has not significantly affected us.

Our contractual obligations as of June 30, 2003 were as follows.

($ in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$9,176	$3,375	$3,959	$1,014	$828

We also have outstanding purchase orders in the ordinary course of business.

Information Concerning Forward Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements as a result of many important factors. Many of these important factors cannot be predicted or quantified and are outside our control, including the possibility that FDA clearance will not be received in time to begin sales of the new Trio monitor in the first half of fiscal 2004, the new innovative pressure-assisted dressing for post-hemostasis wound management will not be launched in the first half of fiscal 2004, market conditions may change, particularly as the result of competitive activity in the cardiac assist, vascular sealing and other markets served by the Company, the Company's dependence on certain unaffiliated suppliers (including single source manufacturers) for Patient Monitoring, Cardiac Assist and VasoSeal products and the Company's ability to gain market acceptance for new products. Additional risks are the ability of the Company to successfully introduce new products, continued demand for the Company's products generally, rapid and significant changes that characterize the medical device industry and the ability to continue to respond to such changes, the uncertain timing of regulatory approvals, as well as other risks detailed in documents filed by us with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

As discussed in Note 1 to the Consolidated Financial Statements, our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. Management regularly evaluates its estimates and assumptions on an on-going basis and adjusts as necessary to accurately reflect current conditions. These estimates and assumptions are based on current and historical experience, on information from third party professionals and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Management believes that the following are its critical accounting policies and estimates:

- ***Revenue Recognition***

  We recognize revenue and all related costs, including warranty costs, when title and risk of loss passes to the customer and collectibility of the sales price is reasonably assured. Revenue is recognized for products shipped FOB shipping point when they leave our premises. Revenue is recognized for products shipped FOB destination when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs and maintenance is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

- ***Allowance for Doubtful Accounts***

  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. We rely on prior experience to estimate cash which ultimately will be collected from the gross receivables balance at period-end. Such amount cannot be known with certainty at the financial statement date. We maintain a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. We also maintain a general allowance for estimated future collection losses on existing receivables, determined based on historical trends.

- ***Inventory Valuation***

  We value our inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. Inventory reserves are recorded to report inventory at its estimated fair market value. A reserve is recorded for inventory specifically identified as slow-moving or obsolete. In addition, a general reserve is recorded based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

- ***Goodwill Valuation***

  Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill is not amortized and is subject to the impairment rules of SFAS No. 142, which we adopted in the first quarter of fiscal 2002. Goodwill is tested for impairment on an annual basis or more frequently if changes in circumstances or the occurrence of events suggest an impairment may exist. We determine the fair market value of our reporting units using estimates of projected cash flows.

- ***Income Taxes***

  We operate in multiple tax jurisdictions with different tax rates and must determine the allocation of income to each of these jurisdictions based on estimates and assumptions. In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews frequently require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

- ***Pension Plan Actuarial Assumptions***

  We sponsor defined benefit pension plans covering substantially all of our employees who meet the applicable eligibility requirements. We use several actuarial and other statistical factors which attempt to estimate the ultimate expense and liability related to our pension plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases. In addition, our actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions may differ materially from actual results due to the changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense we record in any particular period.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends certain disclosure requirements of SFAS No. 123. We will continue to account for stock-based compensation using the intrinsic value method. We have adopted the disclosure requirements prescribed by SFAS No. 148 as of March 31, 2003.

In January 2003, the Financial Accounting Standards Boards issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The adoption of this Interpretation did not have any impact on our financial statements.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is primarily effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a significant impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on our financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. Our objective in managing our exposure to foreign currency fluctuations is to minimize net earnings volatility associated with foreign exchange rate changes. We enter into foreign currency forward exchange contracts to hedge foreign currency transactions which are primarily related to certain intercompany receivables denominated in foreign currencies. Our hedging activities do not subject us to exchange rate risk because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged. A portion of the net foreign transaction gain or loss is reported in our statement of consolidated earnings in cost of sales and the balance in other income and expense.

We do not use derivative financial instruments for trading purposes. None of our foreign currency forward exchange contracts are designated as economic hedges of our net investment in foreign subsidiaries. As a result, no foreign currency transaction gains or losses were recorded in accumulated other comprehensive loss for the years ended June 30, 2003, 2002 and 2001.

As of June 30, 2003, we had a notional amount of $7.2 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for United States dollars at maturity, at rates agreed to when the contract is signed.

Item 8. ***Financial Statements and Supplementary Data.***

See Financial Statements following Item 15 of this Annual Report on Form 10-K.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls over financial reporting or in other factors that would significantly affect the internal controls over financial reporting subsequent to the date the Company completed its evaluation.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

Except for the information included in Item 4A of this report, the information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

The following table provides information as of June 30, 2003 about our Common Stock that may be issued under our existing equity compensation plans upon the exercise of stock options or otherwise:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,716,514	$30.52	785,829
Equity compensation plans not approved by security holders	116,700(2)	$22.60	134,706(3)
Total	2,833,214	$30.19	920,535

(1) See footnote 8 to the Consolidated Financial Statements for a description of our stock option plans and the compensation plan for non-employee directors.

(2) Includes grants of options to consultants to purchase up to 86,700 shares of our Common Stock. These options have terms ranging from 5 to 10 years, with exercise prices ranging from $18.25 to $39.45. Some of these options vest over time or upon the occurrence of specified events.

(3) Represents shares of common stock reserved for future issuance under the compensation plan for non-employee directors.

Item 13. ***Certain Relationships and Related Transactions.***

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the Securities and Exchange Commission no later than October 28, 2003 pursuant to Regulation 14A of the Securities Exchange Act of 1934.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a) 1. Financial Statements

Our consolidated financial statements are filed on the pages listed below, as part of Part II, Item 8 of this report:

2. Financial Statement Schedules

All other schedules have been omitted because they are inapplicable, or not required, or the information is included in the financial statements or footnotes.

3. Exhibits

Exhibit No.	Document Description
3.1	Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on October 30, 1989, incorporated by reference as Exhibit 3.1 to the registrant's Registration Statement on Form 8-B, filed with the Commission in January 1990 (the "Form 8-B").
3.2	By-Laws, incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 1993 (the "1993 10-K").
4.1	Specimen of certificate of Common Stock, incorporated by reference to Exhibit 4.2 to the Form 8-B.
4.2	Form of Certificate of Designations of the Company's Series A Preferred Stock, incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form 8-A, filed with the Commission on May 31, 1991 (the "Form 8-A").
4.3	Form of Rights Agreement, dated as of May 22, 1991, between the Company and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 2.1 to the Form 8-A.
4.4	Form of Amendment to Rights Agreement, dated May 24, 2000, between the Company and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 2 to the Form 8-A/A, filed with the Commission on June 1, 2000.
10.1	Datascope Corp. 1981 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.2.1 to the Form 8-B.
10.2	Datascope Corp. 1995 Stock Option Plan, as amended, incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "2Q 1997 10-Q").
10.3	Datascope Corp. 1997 Executive Bonus Plan, incorporated by reference to Exhibit 10.2 to the 2Q 1997 10-Q.
10.4	Datascope Corp. Annual Incentive Plan, incorporated by reference to Exhibit 10.3 to the 2Q 1997 10-Q.
10.5	Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors, incorporated by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed by the Company on October 28, 2002.
10.6	Employment Agreement, dated July 1, 1996, by and between the Company and Lawrence Saper, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

Exhibit No.	Document Description
10.7	Split-Dollar Agreement, dated July 25, 1994, by and among the Company, Lawrence Saper and Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94, incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 1996 (the "1996 10-K").
10.8	Modification Agreement, dated July 25, 1994, by and among the Company, Lawrence Saper and Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94, incorporated by reference to Exhibit 10.16 to the 1996 10-K.
10.9	Assignment, dated July 25, 1994, by Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94 of Metropolitan Life Insurance Company Insurance Policy No. 940 750 122UM in favor of the Company, incorporated by reference to Exhibit 10.17 to the 1996 10-K.
10.10	Assignment made as of July 25, 1994 by Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94 of Security Mutual Life Insurance Company of New York Insurance Policy No. 11047711 in favor of Datascope Corp., incorporated by reference to Exhibit 10.18 to the 1996 10-K.
10.11	Stock Option Agreement between the Company and William E. Cohn, incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8, filed with the Commission on June 20, 2000 (the "June 20, 2000 Form S-8").
10.12	Stock Option Agreement between the Company and Thor W. Nilsen, incorporated by reference to Exhibit 4.2 of the June 20, 2000 Form S-8.
10.13	Stock Option Agreement between the Company and Robert Getts, Ph.D., incorporated by reference to Exhibit 4.3 of the June 20, 2000 Form S-8.
10.14	Stock Option Agreement between the Company and Robert Getts, Ph.D., James Kadushin and William Ohley, Ph.D., incorporated by reference to Exhibit 4.4 of the June 20, 2000 Form S-8.
10.15	Stock Option Agreement between the Company and Arno Nash and Alan Abramson, incorporated by reference to Exhibit 4.5 of the June 20, 2000 Form S-8.
10.16	Stock Option Agreement between the Company and David Altschiller, incorporated by reference to Exhibit 4.7 of the June 20, 2000 Form S-8.
10.17	Amendment to Employment Agreement, dated as of May 30, 2000, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2000.
10.18	Series G Preferred Stock Purchase Agreement, dated as of September 14, 2001, by and between Masimo Corporation and Datascope Corp., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 (the "2002 10-K").
10.19	Second Amendment to Employment Agreement, dated as of October 31, 2001, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.20 of the 2002 10-K.
10.20	Stock Option Agreement between the Company and William L. Asmundson, incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Commission on December 19, 2001 (the "December 19, 2001 Form S-8").
10.21	Stock Option Agreement between the Company and Jorgen K. Winther, incorporated by reference to Exhibit 10.2 of the December 19, 2001 Form S-8.
10.22	Third Amendment to Employment Agreement, dated as of March 13, 2002, by and between Datascope Corp. and Lawrence Saper, incorporated by reference to Exhibit 10.23 of the 2002 10-K
10.23*	Fourth Amendment to Employment Agreement, dated as of October 1, 2002, by and between Datascope Corp. and Lawrence Saper.
10.24	Stock Option Agreement between the Company and David Altschiller, dated February 25, 2003 incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8, filed with the Commission on May 30, 2003 (the "May 30, 2003 Form S-8").
10.25	Stock Option Agreement between the Company and Dr. Samuel Money, incorporated by reference to Exhibit 4.3 of the May 30, 2003 Form S-8.

Exhibit No.	Document Description
10.26*	Stock Option Agreement between the Company and Leonard Gottlieb, dated May 20, 2003.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certifications pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith.

(b) Reports on Form 8-K.

During the last quarter for which this report on Form 10-K is filed, we filed a Form 8-K dated April 25, 2003 reporting under Item 9 of our issuance of the Earnings Release of Datascope Corp. dated April 24, 2003.

(c) Exhibits.

See Item 15(a)(3) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATASCOPE CORP.

Date: September 24, 2003

By: /s/ LAWRENCE SAPER
Name: Lawrence Saper
Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LAWRENCE SAPER Lawrence Saper	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 24, 2003
/s/ MURRAY PITKOWSKY Murray Pitkowsky	Senior V.P., Chief Financial Officer and Treasurer (Principal Financial Officer)	September 24, 2003
/s/ FRED ADELMAN Fred Adelman	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	September 24, 2003
/s/ ALAN ABRAMSON Alan Abramson	Director	September 24, 2003
/s/ DAVID ALTSCHILLER David Altschiller	Director	September 24, 2003
/s/ WILLIAM ASMUNDSON William Asmundson	Director	September 24, 2003
/s/ GEORGE HELLER George Heller	Director	September 24, 2003
/s/ ARNO NASH Arno Nash	Director	September 24, 2003

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Datascope Corp.
Montvale, New Jersey

We have audited the accompanying consolidated balance sheets of Datascope Corp. and its subsidiaries (the "Company") as of June 30, 2003 and 2002 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. Our audits also included the financial statement schedule listed in the index at Item 15 (a) (2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datascope Corp. and its subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142 effective July 1, 2001.

Deloitte & Touche LLP

Parsippany, New Jersey
July 25, 2003

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2003	June 30, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,572	$ 5,548
Short-term investments	27,878	15,817
Accounts receivable less allowance for doubtful accounts of $2,020 and $1,159	73,924	79,400
Inventories	49,409	51,930
Prepaid expenses and other current assets	9,727	10,216
Current deferred taxes	6,006	4,658
Total Current Assets	177,516	167,569
Property, Plant and Equipment, net	89,607	89,897
Long-term Investments	36,827	30,525
Other Assets	34,882	28,031
	$338,832	$316,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 13,137	$ 15,258
Accrued expenses	14,064	16,393
Accrued compensation	14,579	13,218
Deferred revenue	4,362	4,459
Total Current Liabilities	46,142	49,328
Other Liabilities	21,015	15,716
Stockholders' Equity		
Preferred stock, par value $1.00 per share: Authorized 5 million shares; Issued, none	—	—
Common stock, par value $.01 per share: Authorized, 45 million shares; Issued, 17,750 and 17,724 shares	178	177
Additional paid-in capital	73,319	72,542
Treasury stock at cost, 2,981 and 2,946 shares	(87,423)	(86,484)
Retained earnings	292,912	272,570
Accumulated other comprehensive loss (cumulative translation of ($4,435) and ($7,827) and minimum pension liability adjustments of ($2,876) and $0)	(7,311)	(7,827)
Total Stockholders' Equity	271,675	250,978
	$338,832	$316,022

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

	Year Ended June 30,		
	2003	2002	2001
Net Sales	$328,300	$317,400	$312,800
Costs and Expenses:			
Cost of sales	138,153	133,532	125,030
Research and development expenses	29,034	25,720	24,402
Selling, general and administrative expenses	130,871	126,075	117,571
Gain on legal settlement	(3,028)	—	—
Restructuring charges	—	11,463	—
	295,030	296,790	267,003
Operating Earnings	33,270	20,610	45,797
Other (Income) Expense:			
Interest income	(1,583)	(1,891)	(3,669)
Interest expense	1	137	51
Other, net	350	297	(176)
	(1,232)	(1,457)	(3,794)
Earnings Before Taxes on Income	34,502	22,067	49,591
Taxes on Income	11,203	8,166	15,348
Net Earnings	$ 23,299	$ 13,901	$ 34,243
Earnings Per Share, Basic	$ 1.58	$ 0.94	$ 2.30
Weighted Average Number of Common Shares Outstanding, Basic	14,774	14,778	14,904
Earnings Per Share, Diluted	$ 1.57	$ 0.92	$ 2.20
Weighted Average Number of Common Shares Outstanding, Diluted	14,850	15,075	15,547

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Shares and dollars in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value		Shares	Cost			
Balance, June 30, 2000	17,028	$170	$60,145	(2,149)	$(55,247)	$230,187	$ (7,969)	$227,286
Net earnings						34,243		34,243
Foreign currency translation							(2,463)	(2,463)
Total comprehensive income								31,780
Stock option transactions	480	7	12,794		(8,788)			4,013
Tax benefit relating to exercise of stock options			4,995					4,995
Cancellation of treasury stock		(2)	(8,786)		8,788			—
Treasury shares acquired under repurchase programs				(564)	(21,791)			(21,791)
Cash dividends on common stock						(2,805)		(2,805)
Balance, June 30, 2001	17,508	175	69,148	(2,713)	(77,038)	261,625	(10,432)	243,478
Net earnings						13,901		13,901
Foreign currency translation							2,605	2,605
Total comprehensive income								16,506
Stock option transactions	216	3	7,833		(6,534)			1,302
Tax benefit relating to exercise of stock options			2,094					2,094
Cancellation of treasury stock		(1)	(6,533)		6,534			—
Treasury shares acquired under repurchase programs				(233)	(9,446)			(9,446)
Cash dividends on common stock						(2,956)		(2,956)
Balance, June 30, 2002	17,724	177	72,542	(2,946)	(86,484)	272,570	(7,827)	250,978
Net earnings						23,299		23,299
Minimum pension liability adjustments, net of tax of $1,988							(2,876)	(2,876)
Foreign currency translation							3,392	3,392
Total comprehensive income								23,815
Stock option transactions	26	1	885		(179)			707
Tax benefit relating to exercise of stock options			71					71
Cancellation of treasury stock			(179)		179			—
Treasury shares acquired under repurchase programs				(35)	(939)			(939)
Cash dividends on common stock						(2,957)		(2,957)
Balance, June 30, 2003	17,750	$178	$73,319	(2,981)	$(87,423)	$292,912	$ (7,311)	$271,675

See notes to consolidated financial statements

DATASCOPE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended June 30, 2003	2002	2001
Operating Activities:			
Net Earnings	$ 23,299	$ 13,901	$ 34,243
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	16,408	14,241	13,982
Provision for supplemental pension	733	501	514
Provision for losses on accounts receivable	1,118	91	34
Write-down of facility in Vaals, the Netherlands	—	1,807	—
Write-off of investments in AMG and QualiMed	—	3,247	—
Gain on sale of Oakland facility	—	—	(593)
Deferred income tax (benefit)	(479)	(130)	3,240
Tax benefit relating to stock options exercised	71	2,094	4,995
Changes in assets and liabilities			
Accounts receivable	7,132	(2,057)	(8,112)
Inventories	(3,623)	(2,110)	(25,041)
Other assets	(6,777)	(8,271)	(8,839)
Accounts payable	(2,376)	(3,981)	4,409
Income taxes payable	—	—	(2,630)
Accrued and other liabilities	(2,806)	(412)	(3,222)
Net cash provided by operating activities	32,700	18,921	12,980
Investing Activities:			
Purchases of property, plant and equipment	(4,644)	(6,001)	(10,708)
Proceeds from sale of Oakland facility	—	—	1,112
Purchases of investments	(54,100)	(68,042)	(49,775)
Maturities of investments	35,737	68,503	68,304
Equity investments	(318)	(1,554)	—
Net cash (used in) provided by investing activities	(23,325)	(7,094)	8,933
Financing Activities:			
Treasury shares acquired under repurchase programs	(939)	(9,446)	(21,791)
Exercise of stock options	707	1,302	4,013
Cash dividends paid	(2,957)	(2,956)	(2,066)
Net cash used in financing activities	(3,189)	(11,100)	(19,844)
Effect of exchange rates on cash	(1,162)	(724)	338
Increase in cash and cash equivalents	5,024	3	2,407
Cash and cash equivalents, beginning of year	5,548	5,545	3,138
Cash and cash equivalents, end of year	$ 10,572	$ 5,548	$ 5,545
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 1	$ 137	$ 51
Income taxes	$ 13,819	$ 7,546	$ 12,334
Non-cash transactions:			
Net transfers of inventory to fixed assets for use as demonstration equipment	$ 8,566	$ 8,024	$ 7,836
Minimum pension liability adjustments, net of tax	$ 2,876	$ —	$ —

See notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Datascope Corp. and its subsidiaries (the "Company"—which may be referred to as *our, us or we*). All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments which have original maturities less than 90 days.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets, or for leasehold improvements, over the term of the lease, if shorter.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity.

Taxes on Income

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.

Revenue Recognition

We recognize revenue and all related costs, including warranty costs, when title and risk of loss passes to the customer and collectibility of the sales price is reasonably assured. Revenue is recognized for products shipped FOB shipping point when they leave our premises. Revenue is recognized for products shipped FOB destination when they reach the customer. For certain products where we maintain consigned inventory at customer locations, revenue is recognized at the time we are notified that the product has been used by the customer. We record estimated sales returns as a reduction of net sales in the same period that the related revenue is recognized. Historical experience is used to estimate an accrual for future returns relating to recorded sales, as well as estimated warranty costs. Revenue for service repairs and maintenance is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract. For certain products, revenue is recognized individually for delivered components when undelivered components, such as installation, are not essential to their functionality. Post shipment obligations for training commitments are considered perfunctory, and sales are recognized when delivered with provision for incremental costs.

We reflect shipping and handling fees as revenue and shipping and handling costs as cost of sales.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," we report basic earnings per share, which is based upon weighted average common shares outstanding, and diluted earnings per share, which includes the dilutive effect of stock options outstanding.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

Stock-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in fiscal 1997 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," ("SFAS No. 148") in January 2003. We continue to account for our employee stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In accordance with SFAS No. 123, and as amended by SFAS No. 148, the fair value of option grants is estimated on the date of grant using an option-pricing model. Had the fair value method of accounting been applied to our stock option plans, pro forma net earnings and earnings per share would have been reported as the following pro forma amounts:

	Year Ended June 30,		
	2003	2002	2001
Net earnings—as reported	$23,299	$13,901	$34,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,475)	(6,563)	(3,103)
Net earnings—pro forma	$19,824	$ 7,338	$31,140
Earnings per share:			
Basic—as reported	$ 1.58	$ 0.94	$ 2.30
Basic—pro forma	$ 1.34	$ 0.50	$ 2.09
Diluted—as reported	$ 1.57	$ 0.92	$ 2.20
Diluted—pro forma	$ 1.33	$ 0.49	$ 2.00

This pro forma impact only takes into account options granted since July 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the respective vesting period.

The fair values of option grants were determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended June 30,		
	2003	2002	2001
Dividend yield	0.71%	0.66%	0.51%
Volatility	34%	34%	34%
Risk-free interest rate	2.50%	3.77%	4.94%
Expected life	5.2 Years	5.2 Years	5.5 Years

Impairment of Long Lived Assets

The recoverability of certain long-lived assets is evaluated by an analysis of undiscounted cash flows expected to result from the use and eventual disposition of an asset or group of assets compared to its carrying value, and consideration of other significant events or changes in the business environment. If we believe an impairment exists, the carrying amount of these assets is reduced to fair value as defined in

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Other Assets

a. *Goodwill*—Goodwill represents the excess of cost over the fair value of net assets acquired. Until June 30, 2001, goodwill was amortized using the straight-line method over periods not exceeding 20 years.

   In the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," ("SFAS No. 142"). The Company discontinued amortizing goodwill, which amounted to $716 thousand pre tax, equivalent to $0.03 per share after tax, in fiscal 2002. Under the provisions of SFAS No. 142, we perform an annual impairment test on the carrying value of goodwill. There was no impairment of goodwill based on appropriate testing and analysis.

b. *Capitalized Software Development*—In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional software development costs are capitalized and included in Other Assets. Software development costs are amortized using the straight-line method over the remaining estimated economic life of the product, not to exceed 5 years.

c. *Internal Use Capitalized Computer Software Costs*—We capitalize costs incurred to develop internal use computer software during the application development stage, in accordance with the AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internal use computer software costs are amortized on a straight line basis over the remaining estimated economic life of the software, not to exceed 5 years. Costs become amortizable as functionality of the computer software is achieved.

d. *Purchased Technology*—We capitalize payments for purchased technology when it is considered probable that the technology will be brought to market in the near future and the profitability of the product is such that it can support recovery of the investment. Satisfaction of the above conditions requires that there be no significant uncertainty about attaining marketability and the remaining open issues necessary to have a saleable product are reasonably predictable. Purchased technology is amortized on a straight-line basis over the remaining estimated economic life of the technology.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The presentation of certain prior year information has been reclassified to conform with the current year presentation.

(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies—(Continued)

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143"). SFAS No. 143 establishes accounting standards for recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. This statement was adopted in fiscal year 2003 and did not have a significant impact on our financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"). SFAS No. 146 establishes guidance on the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or with exit (or restructuring) activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 nullifies Issue 94-3 in its entirety. SFAS No. 146 requires that a liability for all costs be recognized when the liability is incurred and establishes a fair value objective for initial measurement of the liability. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on our financial statements.

In January 2003, the Financial Accounting Standards Boards issued FASB Interpretation No. ("FIN 46"), "Consolidation of Variable Entities." FIN 46 provides guidance on: (1) the identification of entities for which control is achieved through means other than through voting rights and (2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The adoption of this Interpretation did not have any impact on our financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is primarily effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a significant impact on the Company's financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company's financial statements.

2. Financial Instruments

The fair value of accounts receivable and payable are assumed to equal their carrying value because of their short maturity. Fair values of short-term investments are based upon quoted market prices, including accrued interest, and approximate their carrying values due to their short maturities. Fair values of long-term investments, which mature in years 2004 to 2013, are also based upon quoted market prices and include accrued interest. Investments in preferred stock are carried at cost and evaluated for impairment. We

(Dollars in thousands, except per share data)

2. Financial Instruments—(Continued)

determined that our investment portfolio will be held-to-maturity and is therefore carried at amortized cost. Investments in preferred stock are accounted for under the provision of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or carried at cost, as appropriate.

As of June 30, 2003, investments were classified as follows:

Short Term	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$27,878	$ 107	$ 1	$27,984
Short-term total	$27,878	$ 107	$ 1	$27,984
Long Term				
U.S. Treasury Securities	$27,730	$1,099	$138	$28,691
AAA—Rated Corporate Notes	2,097	294	—	2,391
Preferred Stock	7,000	—	—	7,000
Long-term total	$36,827	$1,393	$138	$38,082
Totals	$64,705	$1,500	$139	$66,066

As of June 30, 2002, investments were classified as follows:

Short Term	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 7,963	$ 2	$—	$ 7,965
AAA—Rated Corporate Notes	6,826	6	24	6,808
Tax-Exempt Securities	1,028	—	—	1,028
Short-term total	$15,817	$ 8	$24	$15,801
Long Term				
U.S. Treasury Securities	$23,414	$252	$ 4	$23,662
AAA—Rated Corporate Notes	2,111	30	—	2,141
Preferred Stock	5,000	—	—	5,000
Long-term total	$30,525	$282	$ 4	$30,803
Totals	$46,342	$290	$28	$46,604

Since we hold all short- and long-term securities until maturity, such investments are subject to little market risk. We have not incurred losses related to these investments.

Contractual maturities of debt securities as of June 30, 2003 are as follows:

Held to Maturity	Carrying Value	Fair Value
Due within one year	$27,878	$27,984
Due after one year through five years	8,273	8,591
Due after five years through ten years	21,554	22,491
	$57,705	$59,066

(Dollars in thousands, except per share data)

2. Financial Instruments—(Continued)

Derivative Financial Instruments

We have limited involvement with derivative financial instruments and do not use them for trading purposes. We utilize foreign currency forward exchange contracts to mitigate the foreign exchange impact of transaction gains or losses relating to intercompany receivables. Changes in the fair value of the derivative financial instruments are recorded in the statement of earnings.

As of June 30, 2003, we had a notional amount of $7.2 million of foreign exchange forward contracts outstanding, all of which were in Euros and British Pounds. The foreign exchange forward contracts generally have maturities that do not exceed 12 months and require that we exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at inception of the contracts. The foreign currency forward exchange contracts are with large international financial institutions.

None of our foreign currency forward exchange contracts are designated as economic hedges of our net investment in foreign subsidiaries. As a result, no foreign currency transaction gains or losses were recorded in accumulated other comprehensive loss for the years ended June 30, 2003, 2002 and 2001.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. Ongoing credit evaluations of customers' financial condition are performed. We maintain reserves for potential credit losses and these losses have not exceeded our expectations.

3. Inventories

	June 30,	
	2003	2002
Materials	$20,523	$21,301
Work in process	8,093	9,228
Finished goods	20,793	21,401
	$49,409	$51,930

4. Property, Plant and Equipment

	June 30,	
	2003	2002
Land	$ 10,250	$ 10,232
Buildings	49,366	47,536
Machinery, furniture and equipment	95,220	91,109
Leasehold improvements	3,202	2,642
	158,038	151,519
Less accumulated depreciation and amortization	68,431	61,622
	$ 89,607	$ 89,897

Depreciation expense was $14.2 million in 2003, $13.3 million in 2002 and $12.4 million in 2001. We estimate the useful life of machinery and equipment at 5 years, furniture at 8 years and buildings at 40 years.

(Dollars in thousands, except per share data)

5. Other Assets

Other Assets at June 30, 2003 and 2002 were comprised of the following:

	June 30, 2003	June 30, 2002
Capitalized software, net of accumulated amortization of $4,932 and $2,743	$14,000	$11,382
Cash surrender value of officers' life insurance	10,684	9,785
Goodwill	4,065	4,065
Purchased technology	2,000	—
Equity investments	1,872	1,554
Non-current deferred tax assets	699	—
Other non-current assets	1,562	1,245
	$34,882	$28,031

Amortization of capitalized software costs was $2.2 million in fiscal 2003, $945 thousand in fiscal 2002 and $857 thousand in fiscal 2001.

In the first quarter of fiscal 2002, we adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," and discontinued amortizing goodwill. The following table presents our earnings and earnings per share on a pro forma basis as though goodwill amortization had not been recorded in the prior years.

	Year Ended June 30, 2003	2002	2001
Net earnings:			
Reported net earnings	$23,299	$13,901	$34,243
Add back goodwill amortization	—	—	495
Adjusted net earnings	$23,299	$13,901	$34,738
Basic earnings per share:			
Reported earnings per share	$ 1.58	$ 0.94	$ 2.30
Add back goodwill amortization	—	—	0.03
Adjusted earnings per share	$ 1.58	$ 0.94	$ 2.33
Diluted earnings per share:			
Reported earnings per share	$ 1.57	$ 0.92	$ 2.20
Add back goodwill amortization	—	—	0.03
Adjusted earnings per share	$ 1.57	$ 0.92	$ 2.23

(Dollars in thousands, except per share data)

6. Taxes on Income

The provision for taxes on income consisted of the following:

	Year Ended June 30,		
	2003	2002	2001
Taxes currently payable:			
Federal	$ 8,566	$6,794	$ 9,803
State	2,069	1,325	754
Foreign	1,047	177	1,551
Total current	11,682	8,296	12,108
Deferred income taxes:			
Federal	(72)	36	2,861
State	(199)	(242)	566
Foreign	(208)	76	(187)
Total deferred	(479)	(130)	3,240
Total provision for taxes on income	$11,203	$8,166	$15,348

Amounts are reflected in the preceding table based on the location of the taxing authorities. As of June 30, 2003, we have not made a U.S. tax provision for the unremitted earnings of our international subsidiaries. These earnings, which approximated $52.3 million as of June 30, 2003, are expected, for the most part, to be permanently reinvested outside of the United States.

Included in the deferred income tax benefit for fiscal 2003 is $1,988 that has been recorded as a component of accumulated other comprehensive loss.

Reconciliations of the U.S. statutory income tax rate to our effective tax rate follow:

	Year Ended June 30,					
	2003		2002		2001	
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Tax computed at federal statutory rate	$12,076	35.0%	$ 7,723	35.0%	$17,357	35.0%
(Decrease) increase resulting from:						
Benefit from foreign sales corporation and extraterritorial income exclusion	(1,415)	(4.1)	(1,153)	(5.2)	(1,066)	(2.2)
State taxes on income, net of federal income tax benefit	1,346	3.9	839	3.8	858	1.7
Rate differential on foreign income(a)	(1,109)	(3.2)	373	1.7	(2,129)	(4.3)
Other	305	0.9	384	1.7	328	0.7
Total provision for taxes on income	$11,203	32.5%	$ 8,166	37.0%	$15,348	30.9%

(a) Includes effect of non-tax deductible foreign restructuring expenses in fiscal 2002.

(Dollars in thousands, except per share data)

6. Taxes on Income—(Continued)

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences." We record the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items that we receive a tax deduction for, but have not yet been recorded in the consolidated statement of earnings).

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	June 30,	
	2003	2002
	Deferred Tax Assets (Liabilities)	Deferred Tax Assets (Liabilities)
Inventories	$ 3,833	$ 2,796
Accounts receivable	535	254
Warranty	412	897
Foreign and state tax credits	932	937
Unrealized foreign exchange losses	364	547
Deferred state income taxes	(657)	(916)
Other	587	143
Current	6,006	4,658
Supplemental pension	5,215	4,932
Tax loss carryforwards	1,546	1,421
Accelerated depreciation	(6,605)	(5,514)
Minimum pension liability	1,988	—
Other	101	162
Less: Valuation allowance	(1,546)	(1,421)
Non-current	699	(420)
Total	$ 6,705	$ 4,238

The net non-current deferred tax assets in fiscal 2003 have been included in other assets on the accompanying consolidated balance sheets, and the net non-current deferred tax liabilities in fiscal 2002 have been included in other liabilities.

A valuation allowance is recorded because some items recorded as deferred tax assets may not be realizable. The valuation allowance reduces the deferred tax assets to our best estimate of net deferred assets which more likely than not will be realized.

The valuation allowance increased by $125 thousand during fiscal 2003 due to the net increase in foreign and state tax loss carryforwards. The valuation allowance of $1.5 million at June 30, 2003 was comprised of tax benefits of $405 thousand of foreign tax loss carryforwards and $1.1 million of state tax loss carryforwards. Benefits from foreign tax loss carryforwards of $405 thousand expire during the period 2005 through 2010. The benefits of state tax loss carryforwards expire during the period 2005 through 2013.

(Dollars in thousands, except per share data)

7. Other Liabilities

Other liabilities at June 30, 2003 and 2002 were comprised of the following:

	June 30, 2003	June 30, 2002
Supplemental pension payable	$12,934	$12,233
Minimum pension liability	5,193	164
Non-current deferred income	1,427	1,557
Other non-current liabilities	1,461	1,762
	$21,015	$15,716

8. Stock Ownership Plans

Stock Option Plans

We have two employee stock option plans covering 7,225,000 shares of common stock, a stock option plan for members of the board of directors covering 150,000 shares of common stock and option agreements with certain consultants. The plans provide that options may be granted at a price of 100% of fair market value on date of grant, may be exercised in full or in installments, at the discretion of the board of directors, and must be exercised within ten years from date of grant.

A summary of activity under the stock option plans is as follows:

	Year Ended June 30, 2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at July 1	2,484,996	$30.92	1,985,155	$29.91	2,231,362	$23.92
Granted	625,750	28.03	1,103,750	30.19	625,900	37.62
Exercised	(32,182)	20.34	(369,274)	21.18	(703,571)	18.11
Canceled	(245,350)	33.30	(234,635)	34.20	(168,536)	28.57
Outstanding at June 30	2,833,214	30.19	2,484,996	30.92	1,985,155	29.91
Exercisable at June 30	1,585,722	$29.67	1,285,005	$28.70	837,411	$23.91

At June 30, 2003 there were 3,619,043 shares of common stock reserved for stock options.

The weighted average fair value of options granted was $9.58 in 2003, $10.91 in 2002 and $14.92 in 2001.

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2003.

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$13.88—$28.67	1,231,564	6.91	$26.03	1,019,352	$26.20
$28.80—$35.19	949,450	9.11	$30.01	182,433	$31.40
$35.22—$41.58	652,200	7.49	$38.33	383,937	$38.10
	2,833,214	7.78	$30.19	1,585,722	$29.67

(Dollars in thousands, except per share data)

8. Stock Ownership Plans—(Continued)

Shareholder Rights Plan

On May 22, 1991, we adopted a Shareholder Rights Plan. The purpose of the plan is to prevent us from being the target of an unsolicited tender offer or unfriendly takeover. On May 16, 2000, we amended the Shareholder Rights Plan to provide for (i) an extension of the final expiration date of the Shareholder Rights Plan from June 2, 2001 to June 2, 2011 and (ii) a change in the purchase price of the rights from $300 to $200 per one one-thousandths of a share of Series A Preferred Stock, subject to adjustment.

Under the plan, our common stockholders were issued one preferred stock purchase right for each share of common stock owned by them. Until they are redeemed by us or expire, each preferred stock purchase right entitles the holder to purchase .001 share of our Series A Preferred Stock, par value $1.00 per share, at an exercise price of $200. We may redeem the preferred stock purchase rights for $.01 per right at any time until after the date on which our right to redeem them has expired. In addition, the preferred stock purchase rights do not become exercisable until our right to redeem them has expired. Our right to redeem the preferred stock purchase rights expires on the 10th business day after the date of a public announcement that a person, or an acquiring person, has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power. Before an acquiring person acquires 50 percent or more of our outstanding common stock, the plan provides that we may offer to exchange the rights, in whole or in part, on the basis of an exchange ratio of one share of common stock for each right. However, any rights owned by the acquiring person and its affiliates and associates will be null and void and cannot be exchanged for common stock.

The plan also provides that, after the date of a public announcement that a person has acquired ownership of our stock representing 15 percent or more of our shareholders' general voting power, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of our preferred stock having a market value equal to twice the exercise price. The plan further provides that if certain other business combinations occur, generally each holder of a preferred stock purchase right will have the right to purchase, at the exercise price, a number of shares of the acquiring person's common stock having a market value of twice the exercise price.

Stock Repurchase Programs

During fiscal years 1996 through 2001 we completed three stock repurchase programs totaling $70 million. We acquired 2,550,275 shares under these programs.

A fourth stock repurchase program for $40 million was announced on May 16, 2001. We acquired 430,871 shares through June 30, 2003 at a cost of $17.4 million.

Stock Compensation Plan for Non-Employee Directors

We have a compensation plan for non-employee directors, which became effective in calendar year 1998. A summary of this plan is shown below:

- Any member of the board of directors who is not an employee or a consultant to us or any of our divisions or subsidiaries will receive an annual retainer (currently $24 thousand) payable in shares of our common stock
- Payment of the annual retainer is made in January for the prior calendar year
- A non-employee director may elect to defer receipt of the annual retainer in which case the annual retainer will be paid entirely in shares of our common stock that will be deposited into a director's account established under the plan

8. Stock Ownership Plans—(Continued)

- In the case of a non-employee director who does not elect to defer the retainer (or who has not filed a form of election), 39.6% of the retainer will be paid in cash (to approximate current federal income tax liability) and the balance in our common stock
- Distribution of amounts in a director's account will be made when an event of distribution occurs, in accordance with the method of distribution stated in the form of election
- Each member of the Board of Directors who is not an employee of, or consultant to, the Company receives an annual grant of options to purchase 5,000 shares of our common stock.
- In fiscal 2003, an additional grant of options to purchase 2,500 shares of our common stock was given to each eligible member of the Board of Directors.

9. Segment Information

Our business is the development, manufacture and sale of medical devices. We have two reportable segments, Cardiac Assist / Monitoring Products and Interventional Products / Vascular Grafts.

The Cardiac Assist / Monitoring Products segment includes electronic intra-aortic balloon pumps and catheters that are used in the treatment of vascular disease and electronic physiological monitors that provide for patient safety and management of patient care.

The Interventional Products / Vascular Grafts segment includes extravascular hemostasis devices, which are used to seal arterial puncture wounds to stop bleeding after cardiovascular catheterization procedures and a proprietary line of knitted and woven polyester vascular grafts and patches for reconstructive vascular and cardiovascular surgery.

We have aggregated our product lines into two segments based on similar manufacturing processes, distribution channels, regulatory environments and customers. Management evaluates the revenue and profitability performance of each of our product lines to make operating and strategic decisions. We have no intersegment revenue.

(Dollars in thousands, except per share data)

9. Segment Information—(Continued)

	Cardiac Assist/ Monitoring Products	Interventional Products/ Vascular Grafts	Corporate and Other(a)	Consolidated
Year ended June 30, 2003				
Net sales to external customers	$254,941	$72,048	$ 1,311	$328,300
Operating earnings (b)	$ 29,732	$ 504	$ 3,034	$ 33,270
Assets (d)	$183,259	$71,256	$84,317	$338,832
Capital expenditures	$ 1,772	$ 2,662	$ 210	$ 4,644
Depreciation and amortization	$ 13,934	$ 1,556	$ 918	$ 16,408
Year ended June 30, 2002				
Net sales to external customers	$237,560	$78,865	$ 975	$317,400
Operating earnings (c)	$ 15,071	$ 1,879	$ 3,660	$ 20,610
Assets (d)	$184,040	$61,479	$70,503	$316,022
Capital expenditures	$ 2,862	$ 2,477	$ 662	$ 6,001
Depreciation and amortization	$ 11,918	$ 1,594	$ 729	$ 14,241
Year ended June 30, 2001				
Net sales to external customers	$229,670	$82,108	$ 1,022	$312,800
Operating earnings	$ 23,510	$16,606	$ 5,681	$ 45,797
Assets (d)	$181,340	$59,343	$69,652	$310,335
Capital expenditures	$ 7,013	$ 2,145	$ 1,550	$ 10,708
Depreciation and amortization	$ 11,277	$ 1,524	$ 1,181	$ 13,982

(a) Net sales of life science products by Genisphere are included within Corporate and Other. Assets within Corporate and Other include cash, investments, property, plant and equipment including the corporate headquarters, goodwill and cash surrender value of officers' life insurance.

(b) Operating earnings for Corporate and Other includes a $3 million gain on legal settlement in fiscal 2003.

(c) Fiscal 2002 operating earnings for the Cardiac Assist / Monitoring Products segment includes $5.8 million in restructuring expenses and fiscal 2002 operating earnings for the Interventional Products / Vascular Grafts segment includes $5.7 million in restructuring expenses.

(d) Assets in the Interventional Products / Vascular Grafts segment include goodwill of $1.8 million in 2003, 2002 and 2001. Assets in Corporate and Other include goodwill of $2.3 million in 2003 and 2002, and $4.2 million in 2001.

Reconciliation to consolidated earnings before income taxes:

	Year Ended June 30,		
	2003	2002	2001
Consolidated operating earnings	$33,270	$20,610	$45,797
Interest income, net	1,582	1,754	3,618
Other (expense) income	(350)	(297)	176
Consolidated earnings before taxes	$34,502	$22,067	$49,591

(Dollars in thousands, except per share data)

9. Segment Information—(Continued)

The following table presents net sales by geography based on the location of the external customer.

	Year Ended June 30,		
	2003	2002	2001
United States	$224,054	$221,199	$222,484
Foreign Countries	104,246	96,201	90,316
Total	$328,300	$317,400	$312,800

The following table presents long-lived assets by geography.

	June 30,		
	2003	2002	2001
United States	$113,363	$108,493	$101,644
Foreign Countries	10,427	9,435	13,256
Total	$123,790	$117,928	$114,900

10. Retirement Benefit Plans

We have various retirement benefit plans covering substantially all U.S. and international employees. Total expense for the domestic and international retirement plans was $5.2 million in 2003, $4.6 million in 2002 and $4.1 million in 2001.

Defined Benefit Plan—U.S.

We have a defined benefit pension plan designed to provide retirement benefits to substantially all U.S. employees. U.S. pension benefits are based on years of service, compensation and the primary social security benefits. Funding for the U.S. plan is within the range prescribed under the Employee Retirement Income Security Act of 1974.

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans—(Continued)

The change in benefit obligation, change in plan assets and funded status of the U.S. defined benefit pension plan is shown below:

	Year Ended June 30,	
	2003	2002
Change in Projected Benefit Obligation		
Pension benefit obligation at beginning of year	$ 40,679	$ 34,945
Service cost	2,320	2,040
Interest cost	2,801	2,562
Plan curtailment	—	(394)
Actuarial loss	4,622	2,307
Benefits paid	(783)	(781)
Pension benefit obligation at end of year	$ 49,639	$ 40,679
Accumulated Benefit Obligation	$ 44,068	$ 31,122
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 32,061	$ 30,967
Actual return on assets	3,043	783
Employer contributions	4,258	1,092
Benefits paid	(783)	(781)
Fair value of plan assets at end of year	$ 38,579	$ 32,061
Funded Status at June 30,		
Pension benefit obligation	$(49,639)	$(40,679)
Fair value of plan assets	38,579	32,061
Funded status—plan assets less than benefit obligation	(11,060)	(8,618)
Unrecognized prior service cost	150	23
Unrecognized net actuarial loss	10,205	5,644
Unrecognized net obligation remaining at June 30,	40	108
Net amount recognized	$ (665)	$ (2,843)

At June 30, 2003, the U.S. defined benefit pension plan had an accumulated benefit obligation in excess of plan assets. This was due primarily to the significant decline in the discount rate at the June 30, 2003 measurement date. The following are recognized in the consolidated balance sheets:

	June 30,	
	2003	2002
Accrued benefit liability	$(5,489)	$(2,843)
Intangible asset	190	—
Accumulated other comprehensive loss	4,634	—
Net amount recognized	$ (665)	$(2,843)

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans—(Continued)

The components of net pension expense of the U.S. defined benefit pension plan include the following:

	Year Ended June 30,		
	2003	2002	2001
Pension Expense			
Service cost	$ 2,320	$ 2,040	$ 1,767
Curtailment cost	—	8	—
Interest cost	2,801	2,562	2,192
Expected return on assets	(2,754)	(2,465)	(2,258)
Amortization of net loss and unrecognized prior service cost	45	1	1
Amortization of the remaining unrecognized net obligation	67	69	71
Net pension expense	$ 2,479	$ 2,215	$ 1,773

	Year Ended June 30,		
	2003	2002	2001
Actuarial Assumptions			
Discount rate	5.75%	7.00%	7.25%
Salary increase	4.25%	6.00%	6.00%
Long-term return on assets	7.75%	7.75%	7.75%

Plan curtailment and related cost in fiscal 2002 relate to workforce reductions (See footnote 13).

Plan assets are invested in U.S. Government and corporate securities and include investments in our common stock of $2.8 million (96,000 shares) at June 30, 2003.

Defined Benefit Plans—International

We have international defined benefit pension plans. Retirement benefits are based on years of service, final average earnings and social security benefits. Funding policies are based on local statutes and the assets are invested in guaranteed insurance contracts.

The funded status and components of net pension expense of the international defined benefit pension plans are shown below:

	Year Ended June 30,	
	2003	2002
Funded Status at June 30,		
Pension benefit obligation	$(2,091)	$(1,559)
Fair value of plan assets	270	212
Funded status	(1,821)	(1,347)
Unrecognized net actuarial loss	934	581
Unrecognized net obligation remaining at June 30,	4	8
Accrued pension cost	$ (883)	$ (758)

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans—(Continued)

	Year Ended June 30,		
	2003	2002	2001
Pension Expense			
Service cost	$ 97	$ 77	$159
Interest cost	111	95	129
Expected return on assets	(20)	(17)	(26)
Amortization of net loss and unrecognized prior service cost	20	15	28
Amortization of the remaining unrecognized net obligation	4	4	17
Curtailment / termination cost	—	70	—
Net pension expense	$212	$244	$307

	Year Ended June 30,		
	2003	2002	2001
Actuarial Assumptions			
Discount rate	5.75%	7.00%	7.25%
Salary increase	4.25%	6.00%	6.00%
Long-term return on assets	7.75%	7.75%	7.75%

Supplemental Retirement Plans

We have noncontributory, unfunded supplemental defined benefit retirement plans for the Chairman and Chief Executive Officer, Mr. Lawrence Saper, and certain current and former key officers. Life insurance has been purchased to recover a portion of the net after tax cost for these supplemental retirement plans. The assumptions used to develop the supplemental pension cost and the actuarial present value of the projected benefit obligation are reviewed annually.

A summary of Mr. Saper's supplemental pension plan is as follows:

- Mr. Saper is entitled to receive a lifetime pension of up to 60% of his average earnings for the three-year period in which Mr. Saper's compensation was greatest of the ten years immediately preceding his retirement
- The supplemental retirement benefit will not be less than the value of the benefit that would have been payable had his retirement occurred at age 65
- The plan provides survivor benefits in the form of a $10 million life insurance policy, maintained pursuant to a split-dollar agreement between us, Mr. Saper and a trust for the benefit of Mr. Saper's family

The supplemental pension expense for Mr. Saper recognized in the consolidated financial statements was $432 thousand in 2003, $262 thousand in 2002 and $385 thousand in 2001.

The supplemental retirement plan covering certain former key officers provides a pension at age 65, for up to 15 years, based on a predetermined earnings level for the five-year period prior to retirement. The supplemental retirement benefit for two current officers provides a lifetime retirement benefit. The supplemental pension expense for these executives recognized in the consolidated financial statements was $301 thousand in 2003, $240 thousand in 2002 and $129 thousand in 2001.

(Dollars in thousands, except per share data)

10. Retirement Benefit Plans—(Continued)

The change in benefit obligation, funded status and components of net pension expense of the supplemental defined benefit retirement plans are shown below:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Change in Benefit Obligation		
Pension benefit obligation at beginning of year	$ 9,782	$ 11,945
Service cost	311	278
Interest cost	683	611
Actuarial loss (gain)	1,564	(3,017)
Benefits paid	(35)	(35)
Pension benefit obligation at end of year	$ 12,305	$ 9,782
Funded Status at June 30,		
Pension benefit obligation	$(12,305)	$ (9,782)
Unrecognized prior service cost	141	190
Unrecognized net actuarial gain	(770)	(2,641)
Net amount recognized	$(12,934)	$(12,233)

	June 30, 2003	June 30, 2002
Amounts Recognized in the Consolidated Balance Sheet		
Accrued benefit liability	$(13,305)	$(12,397)
Intangible asset	141	164
Accumulated other comprehensive loss	230	—
Net amount recognized	$(12,934)	$(12,233)

	Year Ended June 30, 2003	2002	2001
Pension Expense			
Service cost	$ 311	$ 278	$ 289
Interest cost	683	611	682
Amortization of net gain	(307)	(433)	(721)
Amortization of unrecognized prior service cost	46	46	264
Net pension expense	$ 733	$ 502	$ 514
Actuarial Assumption			
Discount rate	5.75%	7.00%	7.25%

Defined Contribution Plans

We have defined contribution savings and supplemental retirement plans that cover substantially all U.S. employees and certain international employees. The plans provide an incentive to employees to save and invest regularly for their retirement. In the U.S. we maintain a 401(k) savings and supplemental retirement plan for eligible domestic employees. The contributions are based on matching 50% of participating employees' contributions up to a maximum of 6% of compensation. The provisions for the international defined contribution plans vary by local country. The total expense under these plans was $1.75 million for 2003, $1.63 million for 2002 and $1.53 million for 2001.

(Dollars in thousands, except per share data)

11. Commitments and Contingencies

Leases

Future minimum rental commitments under noncancellable operating leases are as follows:

Year	
2004	$3,375
2005	2,497
2006	1,462
2007	661
2008	353
Thereafter	828
Total future minimum rental payments	$9,176

Total rent expense amounted to approximately $3.94 million in 2003, $3.67 million in 2002 and $3.52 million in 2001. Certain of our leases contain purchase and/or renewal options.

Litigation

We are subject to litigation in the ordinary course of our business. We believe we have meritorious defenses in all material pending lawsuits and that the outcome will not have a material adverse effect on our financial position or results of operations.

Credit Arrangements

We have available lines of credit totaling $99.8 million, with interest payable at each lender's prime rate. We did not have any borrowings at June 30, 2003 or June 30, 2002. Of the total available, $25 million expires in October 2003, $24.4 million expires in November 2003 and $25 million expires in March 2004. These lines are renewable annually at the option of the banks, and we plan to renew them. We also have $25.4 million in lines of credit with no expiration date.

Rabbi Trust

We have established a trust to hold amounts which may become payable in the future to certain executives of the Company pursuant to various employment, supplemental benefit and severance agreements upon a change of control of the Company. We are obligated to fund the trust upon the occurrence of events tending to indicate that a future change in control of the Company could occur.

12. Gain on Legal Settlement

In July 1999, we instituted patent infringement litigation relating to a vascular sealing method against Vascular Solutions, Inc. in the United States District Court, District of Minnesota. In that litigation our complaint alleged that the manufacture, use and/or sale of Vascular Solutions' Duett device infringed our United States Patent No. 5,725,498. In November 2002, the parties settled the matter. Pursuant to the settlement, Vascular Solutions paid us $3.75 million and we granted Vascular Solutions a limited, non-exclusive patent license. In the second quarter of fiscal 2003, we recorded a pretax gain on the settlement, net of related legal expenses, of $3 million, or $1.9 million after tax, equivalent to $0.13 per diluted share.

13. Restructuring Charges

In fiscal 2002, we recorded restructuring charges totaling $11.5 million. The restructuring charges consisted of the following.

- severance expenses, asset writedowns and contractual obligations related to the closure of the VasoSeal manufacturing and R&D facility in Vaals, the Netherlands and severance expenses for U.S. employees

(Dollars in thousands, except per share data)

13. Restructuring Charges—(Continued)

- asset write-downs, severance expenses and contractual and incremental obligations associated with exiting the coronary stent sales business in Europe, including the resulting impairment of our investments in AMG and QualiMed
- closure of an unprofitable Cardiac Assist direct sales operation in a European country
- workforce reductions in Patient Monitoring

The workforce reductions totaled 151 employees or 11% of the Company's worldwide employment. The restructuring programs were completed in fiscal 2003. A summary of the restructuring charges is shown below.

FY 2002 Restructuring Programs	VasoSeal	Cardiac Assist	Stents	Patient Monitoring	Total
Asset Write-downs (Non-Cash)	$1,807	$ —	$4,011	$ —	$ 5,818
Severance Expenses	3,552	374	639	420	4,985
Contractual Obligations	355	55	250	—	660
Total Restructuring Charges	5,714	429	4,900	420	11,463
Utilized through June 30 2003					
Asset Write-downs (Non-Cash)	1,807	—	4,011	—	5,818
Severance Expenses	3,552	374	639	420	4,985
Contractual Obligations	355	55	250	—	660
Remaining Balance June 30, 2003	$ —	$ —	$ —	$ —	$ —

14. Quarterly Financial Data (Unaudited)

	Year Ended June 30, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$72,000	$82,500	$84,700	$89,100	$328,300
Gross margin	$42,116	$47,810	$48,732	$51,489	$190,147
Net earnings	$ 3,693	$ 6,982	$ 6,371	$ 6,253	$ 23,299
Earnings per share, basic	$ 0.25	$ 0.47	$ 0.43	$ 0.42	$ 1.58
Earnings per share, diluted	$ 0.25	$ 0.47	$ 0.43	$ 0.42	$ 1.57

	Year Ended June 30, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$70,900	$78,300	$81,400	$86,800	$317,400
Gross margin	$42,994	$46,112	$46,533	$48,229	$183,868
Net earnings (loss)	$ 3,334	$ (1,705)	$ 6,026	$ 6,246	$ 13,901
Earnings (loss) per share, basic	$ 0.23	$ (0.12)	$ 0.41	$ 0.42	$ 0.94
Earnings (loss) per share, diluted	$ 0.22	$ (0.12)	$ 0.40	$ 0.42	$ 0.92

Quarterly and total year earnings per share are calculated independently based on the weighted average number of shares outstanding during each period.

(Dollars in thousands, except per share data)

15. Earnings Per Share

The computation of basic and diluted earnings per share is shown in the table below.

	Year Ended June 30,		
	2003	2002	2001
Net earnings	$23,299	$13,901	$34,243
Weighted average shares outstanding for basic earnings per share	14,774	14,778	14,904
Effect of dilutive employee stock options	76	297	643
Weighted average shares outstanding for diluted earnings per share	14,850	15,075	15,547
Basic earnings per share	$ 1.58	$ 0.94	$ 2.30
Diluted earnings per share	$ 1.57	$ 0.92	$ 2.20

16. Related Party Transactions

Datascope has a preferred stock investment of $5.0 million in Masimo Corporation, a key supplier to the Patient Monitoring business. We purchased $7.8 million of product from Masimo Corporation during fiscal 2003 and $5.2 million in fiscal 2002.

DATASCOPE CORP. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts-Describe	Deductions from Reserves-Describe	Balance at Close of Period
Year Ended June 30, 2003					
Allowance for doubtful accounts	$1,159	$1,118	$—	$257(A)	$2,020
Reserve for warranty costs	325	75	—	—	400
Year Ended June 30, 2002					
Allowance for doubtful accounts	$1,350	$ 91	$—	$282(A)	$1,159
Reserve for warranty costs	350	—	—	25(A)	325
Year Ended June 30, 2001					
Allowance for doubtful accounts	$1,644	$ 34	$—	$328(A)	$1,350
Reserve for warranty costs	640	—	—	290(A)	350

(A) Write-offs

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-75420, 333-75422, 333-39690, 333-42753, 333-42747, 333-00537, 033-60169, 033-69922 and 033-33373 of Datascope Corp. on Form S-8 of our report dated July 25, 2003 appearing in this Annual Report on Form 10-K of Datascope Corp. for the year ended June 30, 2003 (which includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 effective July 1, 2001).

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
September 23, 2003

Certification of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Annual Reports

I, Lawrence Saper, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Datascope Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control of financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

September 24, 2003

/s/ Lawrence Saper

Lawrence Saper
Chairman of the Board and Chief Executive Officer

Certification of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Annual Reports

I, Murray Pitkowsky, Senior Vice President, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Datascope Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control of financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

September 24, 2003

/s/ Murray Pitkowsky

Murray Pitkowsky
Senior Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Datascope Corp. (the "Company") for the fiscal year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 24, 2003

/s/ Lawrence Saper

Lawrence Saper
Chairman of the Board and Chief Executive Officer

/s/ Murray Pitkowsky

Murray Pitkowsky
Senior Vice President, Chief Financial Officer and Treasurer